An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (the “Commission”). Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This preliminary offering circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of such state. The company may elect to satisfy its obligation to deliver a final offering circular by sending you a notice within two business days after the completion of the company’s sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

PRELIMINARY OFFERING CIRCULAR DATED

DECEMBER 21, 2021

Saleen Automotive, Inc.

2735 Wardlow Road

Corona, CA 92882

(714) 400-2121

www.saleen.com

UP TO 21,000,000 SHARES OF COMMON STOCK OFFERED BY THE ISSUER

UP TO 9,000,000 SHARES OF COMMON STOCK OFFERED BY THE SELLING SHAREHOLDERS

We are seeking to raise up to $21,000,000 and our selling shareholders are seeking to receive up to $9,000,000 from the sale of Common Stock to the public. As a result, the maximum offering amount is $30,000,000. There is no minimum offering dollar amount.

SEE “SECURITIES BEING OFFERED” AT PAGE 39

	Price	Underwriting discount and commissions (1)	Proceeds to Issuer (2)	Proceeds to Selling Shareholders (2)
Per share	$1.00	$0.02	$0.98	$0.98
Total Maximum	$30,000,000	$600,000	$20,580,000	$8,820,000

(1)	The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), as broker-dealer of record, to perform broker-dealer, administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Dalmore will receive a 2% commission, a one-time advance payment for out of pocket expenses equal to $5,000, and a consulting fee of $20,000, payable by the Company to Dalmore. See “Plan of Distribution and Selling Securityholders” for details.

(2)	Not including legal, accounting, and marketing expenses of this Offering. See “Use of Proceeds” for a description of these expenses.

Sales of these securities will commence on approximately December [_], 2021. This Offering (the “Offering”) will terminate at the earlier of (1) the date at which the maximum offering amount has been sold or (2) the date at which the Offering is earlier terminated by the Company at its sole discretion. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the company and the selling shareholders. The offering is being conducted on a best-efforts basis.

The Company has engaged Prime Trust, LLC as agent to hold any funds that are tendered by investors. The Offering is being conducted on a best-efforts basis without any minimum target. There is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for this Offering to close, which may mean that the Company does not receive sufficient funds to cover the cost of this Offering. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company.

Investors in this offering will grant an irrevocable voting proxy to the Company’s CEO that will limit their ability to vote their shares of Common Stock purchased in this offering until the occurrence of certain events specified in the proxy, none of which may ever occur. Specifically, each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Investors in this Offering will grant an irrevocable proxy, coupled with an interest, to the Company’s CEO to vote their shares on all matters put to a vote of the stockholders. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act of 1934 covering the Common Stock. See “Securities Being Offered.”

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This Offering is inherently risky. See “Risk Factors” on page 6.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

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In this Offering Circular, the term “Saleen,” “we,” “us,” “our,” or the “Company” refers to Saleen Automotive, Inc. and our subsidiaries on a consolidated basis.

Other than in the table on the cover page, dollar amounts have been rounded to the closest whole dollar.

Cautionary Statement Regarding Forward-Looking Statements

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above.

The Company

Saleen Automotive, Inc. (“Saleen,” “we,” “us,” “our,” or the “Company”) was formed on August 12, 2021, under the laws of Delaware, and is headquartered at 2735 Wardlow Road, Corona, CA 92882. Our predecessor, Saleen Automotive, Inc., was formed under the laws of Nevada on June 24, 2011 (the “Predecessor”). On August 12, 2021 , the Company undertook a merger transaction to reorganize under Delaware law. As a result of that merger, Saleen became a Delaware C corporation that wholly owns SLN Merger Sub, LLC (“SLN Sub”), into which the Predecessor was merged, and is our operating company. As a result, the Predecessor’s financial statements for the fiscal years ended March 31, 2020 and 2019, have been included in this Offering Circular, and the discussions regarding the Company’s business and financial condition are based on the Predecessor’s operations and financial statements.

We are an original equipment manufacturer (“OEM”) of high-performance vehicles (“Saleen OEM”) that we build from the ground up. We also design, develop, manufacture and sell high-performance vehicles built from base chassis of major American automobile manufacturers, which we refer to as “Saleen Signature Cars”. We currently have customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets. We also provide engineering, development and design consulting services on a project basis for automotive manufacturers worldwide.

The Offering

Securities offered:	Up to 30,000,000 shares of Common Stock

Offering price per share:	$1.00 per share of Common Stock

Minimum Investment:	The minimum investment in this Offering is 500.00. Each investor will be required to make investments in increments of 500 shares of Common Stock, or $500.00

Shares outstanding before the Offering:	24,515,691 shares of Common Stock

666.66 shares of Series B Preferred Stock

Shares outstanding after the Offering: (assuming fully subscribed)	54,515,691 shares of Common Stock

Use of Proceeds:	We estimate that, at a per share price of $1.00, the proceeds from the sale of the 30,000,000 shares of Common Stock, with 21,000,000 being sold by the Company and 9,000,000 by selling stockholders, in this Offering will be approximately $28,555,000, after subtracting estimated offering costs of $1,445,000 to Dalmore Group, LLC, in commissions, professional fees, EDGARization, and marketing costs.

We intend to use the net proceeds of the Offering for working capital, marketing, up-front design work for the new Saleen Bronco, an electric vehicle, and the Saleen 1.

Risk Factors:	Investing in our securities involves risks. See the section entitled “Risk Factors” in this Offering Circular and other information included in this Offering Circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

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Selected Risks Associated with Our Business

●	We may be unable to sustain our current level of production or deliveries of our high-performance cars, both of which could harm our business and prospects.
●	Our financial statements were prepared on a “going concern” basis.
●	We may face litigation in the future.
●	We are dependent on our suppliers, the vast majority of which are single source suppliers, and the inability of these suppliers to continue to delivery, or their refusal to deliver, necessary components of our vehicles in a timely manner at prices, quality levels, an volumes acceptable to us would have a material adverse effect on our business.
●	We are dependent on Ford Mustang, Ford F-150 and Tesla platform vehicles for our muscle and high-performance vehicle products.
●	Our relationship with our suppliers may be impacted by our financial condition.
●	If we are unable to adequately reduce the manufacturing costs of high-performance cars and supercars, our business, financial condition, operating results, and prospects will suffer.
●	Our long-term success is dependent upon our ability to design and achieve market acceptance of new vehicle models, specifically our high-performance muscle cars, trucks and supercars.
●	Our distribution model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating our business, operating results and future prospects difficult.
●	We may face regulatory limitations on our ability to sell vehicles directly or over the Internet.
●	The automotive market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from new and established competitors and expect to face competition from others in the future.
●	Demand in the automobile industry is highly volatile, which may lead to lower vehicle unit sales and adversely affect our operating results.
●	Difficult economic conditions may negatively affect consumer purchases of luxury items, such as our high-performance vehicles.
●	Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.
●	If we are unable to establish and maintain confidence in our long-term business prospects among consumers, analysts, and within our industry, then our financial condition, operating results and business prospects may suffer materially.
●	We may not succeed in maintaining and strengthening the Saleen brand, which would materially and adversely affect customer acceptance of our vehicles and our business, revenues, and prospects including our ability to raise capital.
●	If we fail to manage future growth effectively as we rapidly grow our company, we may not be able to produce, market, sell and service our vehicles successfully.
●	If we are unable to attract and/or retain key employees and hire qualified management, technical vehicle engineering, and manufacturing personnel, our ability to compete could be harmed. In particular, we are highly dependent on the services of Steve Saleen, our Chief Executive Officer.
●	We are subject to various environmental and safety laws and regulations that could impose substantial costs upon us and negatively impact our ability to operate our manufacturing facilities.
●	Our business may be adversely affected by union activities.
●	Changes in employment laws or regulation could harm our performance.
●	We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulation could substantially harm our business and operating results.
●	We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
●	We may be compelled to undertake product recalls, which could adversely affect our brand image and financial performance.
●	Our current and future warranty reserves may be insufficient to cover future warranty claims.

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●	We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.
●	Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.
●	Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events.
●	Our business plans include designing and building high-performance vehicles that involve the use of intellectual property.
●	If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.
●	We may be subject to liability if we infringe upon the intellectual property rights of third parties.
●	Saleen is vulnerable to hackers and cyberattacks.
●	Investors will have no ability to impact or otherwise influence corporate decisions of the Company.
●	We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted.
●	Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.
●	Any valuation at this stage is difficult to assess.
●	There is no minimum amount set as a condition to closing in this Offering.
●	This Offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
●	If Saleen runs out of cash and is not able to successfully raise additional capital, it may need to liquidate the business.
●	Our management has discretion as to use of proceeds.
●	The subscription agreement has a forum selection provision that requires disputes to be resolved in the state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.
●	Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
●	There is no current market for our Common Stock, so you may not be able to sell your shares.
●	Anti-takeover provisions may limit the ability of another party to acquire our company, which could cause our stock price to decline.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business

We may be unable to sustain our current level of production or deliveries of our high-performance cars both of which could harm our business and prospects.

High performance car production and deliveries will continue to require significant resources and we may experience unexpected delays or difficulties that could harm our ability to maintain and grow our manufacturing capacity, or cause us to miss planned production targets. Additionally, sustaining our volume of production and doing so in a manner that avoids significant cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, may be difficult. Furthermore, COVID-19 has been impacting both the availability of labor and supplies which could also create delays and other difficulties for production and sales.

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Our ability to sustain volume production and deliveries is subject to certain risks and uncertainties, including:

●	the global shortage of semi-conductors, which has negatively impacted our production of vehicles;
●	that our suppliers will be able to deliver components on a timely basis and in the necessary quantities, quality and at acceptable prices to produce our cars in volume and reach our financial targets;
●	that we will be able to complete any necessary adjustments to the vehicle design or manufacturing processes of our cars
●	in a timely manner that meets our production plan and allows for high quality vehicles;
●	that we will not encounter parts quality issues before, during or after production of high-performance cars;
●	that we will be able to schedule and complete deliveries at our planned volume production;
●	that the equipment or tooling which we have purchased or which we select will be able to accurately manufacture the vehicle within specified design tolerances and will not suffer from unexpected breakdowns or damage which could negatively affect the rate needed to produce vehicles in volume;
●	that we will be able to comply with environmental, workplace safety and similar regulations to operate our manufacturing facilities and our business on our projected timeline;
●	that we will be able to maintain high quality controls as we transition to a higher level of in-house manufacturing process; and
●	that the information technology systems that we are currently expanding and improving upon will be effective to manage high volume production.

Finally, detailed long-term testing of systems integration, performance, and safety as well as long-term quality, reliability and durability testing are ongoing and any negative results from such testing could cause production delays in high performance cars, cost increases or lower quality vehicles.

Our financial statements were prepared on a “going concern” basis.

Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the Company’s ability to continue as a going concern. During the fourth quarter of our fiscal year ended March 31, 2020 (“FYE 2020”), the global outbreak of COVID-19 had a significant negative impact on us. Additionally, we are in dispute over our engineering and services agreement with Jiangsu Saleen Automotive Technology Co., Ltd. (“JSAT”), an unaffiliated company, which has also had a significant negative impact on us. Our net loss for fiscal year ended March 31, 2021 (“FYE 2021”) increased to $3,333,000 from $647,000 for FYE 2020. The losses resulting from the discontinuation of our agreement with JSAT were $180,000 for FYE 2021 and $2,335,000 for FYE 2020. We expect our current circumstances to continue to have a negative impact on our revenue and operating cash flows in future quarters. As discussed in greater detail in “Management’s Discussion and Analysis – Plan of Operations,” we will need to raise significant amounts of funds in order to develop, manufacture, market and distribute our high performance automobiles. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing.

We may face litigation in the future.

In connection with our reincorporation merger into Delaware, we have an obligation to repurchase all of the Predecessor’s Common Stock held by stockholders who owned less than 1,000 shares (on an individual basis) immediately prior to the merger at $1.00 per share. At this time, management intends to cash out these smaller stockholders pursuant to the Merger Agreement prior to the qualification of this Offering. If management fails to pay these stockholders the consideration due to them, then the Company is at risk for litigation. If the Company lacks the funds to pay the amount due to the stockholders, then the proceeds from this Offering may be diverted to cover those payments and any related expenses. Although management is not aware of any pending or threatened litigation on this basis, management may become distracted in the event of such litigation and the Company may become liable to these stockholders. For more details, see the Exhibit 7.1 Merger Agreement filed as part of the Offering Statement of which this Offering Circular forms a part.

We are dependent on our suppliers, the vast majority of which are single source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles in a timely manner at prices, quality levels, and volumes acceptable to us would have a material adverse effect on our business.

We use over 1,000 purchased parts, which we source globally from over 100 suppliers, many of whom are currently our single source suppliers for these components. We have developed close relationships with several key suppliers particularly in the procurement of body components and certain other key system parts. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. Because we have single source suppliers for our components, we are at greater risk of supply chain disruptions due to COVID-19. While we believe that we may be able to establish alternate supply relationships and can obtain our engineer replacement components for our single source components, we may be unable to do so in the short term, or at all, at prices or costs that are favorable to us. Qualifying alternate suppliers or developing our own replacements for certain highly customized components of our vehicles may be time consuming, costly and may force us to make additional modifications to a vehicle’s design.

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This supply chain exposes us to multiple potential sources of delivery failure or component shortages for our high-performance cars. In addition, because we do not have written agreements in place with all our suppliers, this may create uncertainty regarding certain suppliers’ obligations to us, including but not limited to, those regarding warranty and product liability. Furthermore, if we experience significantly increased demand, or need to replace certain existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are favorable to us, at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. In the past, we have replaced certain suppliers because of their failure to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers.

Changes in our supply chain have resulted in increased cost and delay. The current supply chain climate may also result in increased cost and delay. We have also experienced cost increases from certain of our suppliers in order to meet our quality targets and development timelines as well as due to design changes that we made, and we may experience similar cost increases in the future. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer. Furthermore, a failure by our suppliers to provide the components in a timely manner or at the level of quality necessary to manufacture our high-performance vehicles could prevent us from fulfilling customer orders in a timely fashion which could result in negative publicity, damage our brand.

Our relationships with our suppliers may be impacted by our financial condition.

We have financing arrangements with our suppliers that allows us to incur debt with them. Due to the impact of COVID-19 and a dispute regarding amounts we believe are owed to the Company under the JSAT agreement, we have not been able to pay all of our suppliers in our customary manner and incurred $1,778,000 in accounts payable and $3,519,000 in accrued liabilities. Until we are able to clear our accounts with our suppliers, there is a risk that those suppliers may prioritize other clients.

We are dependent on Ford Mustang, Ford F-150 and Tesla platform vehicles for our muscle and high-performance vehicle products.

We utilize automobile manufacturers Ford and Tesla platform vehicles for our Mustang, Ford F-150 and Tesla Model S muscle and high-performance vehicles. Due to COVID-19, our auto suppliers have been impacted by the global supply chain disruption which has made it more difficult for us to obtain vehicles for producing our Signature Cars, in particular the Ford Mustang and F-150. Generally, we procure these vehicles directly from dealers. While we do enter into sourcing agreements with certain of our dealers, we do not have a supply agreement with Ford or Tesla and we are limited to the allocation allotted to our source dealers. Further, all production parts are engineered and manufactured exclusively by us and are designed specifically for current and past models of these platform vehicles. Any discontinuation of these vehicles, disruption in production or significant major model changes in these platform vehicles could have a material impact on our sales and ultimately on our business. Minor and major model changes by Ford and Tesla require us to re-design, re-tool and change our production, which could result in us incurring significant costs and production interruptions. Further, we may experience lower sales volume and difficulties in obtaining current year platform vehicles during the period from when the current year model stops production by the manufacturer to when the new major model year vehicle is released.

If we are unable to adequately reduce the manufacturing costs of high-performance cars and supercars, our business, financial condition, operating results, and prospects will suffer.

Our production costs for high performance cars have been high due to new product line start-up costs at our factory, manufacturing inefficiencies including low absorption of fixed manufacturing costs, limited ability to build high-quality production tooling used to manufacture parts due to cash constraints, higher logistics costs due to the immaturity of our supply chain, and higher initial prices for component parts during the initial period after the launch and ramp of the business. Our production is decreasing because of COVID-19, the global shortage of semiconductors, and the dispute over our JSAT agreement and amounts we believe are owed to the Company under that agreement. Once the global supply normalizes, our planned cost reductions may include reducing our production costs by negotiating discounts from our suppliers as we increase our purchasing volume, reducing our engineering and production costs through more effective hiring practices, and reducing our general and administrative expenses by reducing reliance on outside services providers. There is no guarantee that our planned cost reductions will be achieved.

We incur significant costs related to procuring the raw materials required to manufacture our high-performance cars, assembling vehicles and compensating our personnel. We may also incur substantial costs in increasing the production capability of our high-performance cars manufacturing facilities, each of which could potentially face cost overruns. If high performance cars tooling, production equipment and parts are insufficient for use in supercars, perhaps as a result of a lower level of commonality between the two vehicles than we currently anticipate, our costs related to the production of supercars may exceed our expectations. Because we are not currently producing a significant volume of high performance cars, we cannot build our vehicles in a cost-efficient manner.

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Our long-term success is dependent upon our ability to design and achieve market acceptance of new vehicle models, specifically our high-performance muscle cars, trucks and supercars.

Our long-term success is dependent on market acceptance of our high-performance cars, trucks, and supercars. There is no guarantee that the general public in the long-term will successfully accept these new vehicles. Additionally, there can be no assurance that we will be able to design future vehicles that will meet the expectations of our customers or that our future models will become commercially viable. To the extent that we are not able to build future high-performance muscle cars, trucks and supercars to the expectations created by the early prototype and our announced specifications, customers may cancel their reservations, our future sales could be harmed and investors may lose confidence in us. Furthermore, historically, automobile customers have come to expect new and improved vehicle models to be introduced frequently. In order to meet these expectations, we may in the future be required to introduce on a regular basis new vehicle models as well as enhanced versions of existing vehicle models. As technologies change in the future for automobiles in general and high-performance vehicles specifically, we will be expected to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology and meet customer expectations.

Our distribution model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating our business, operating results and future prospects difficult.

Our distribution model is not common in the automobile industry today, particularly in the United States. In addition to our current sales from our headquarters and showroom in Corona, California, we plan to sell our vehicles over the internet in the future to the extent we determine compliance with applicable governmental regulations will not be unduly burdensome. This model of vehicle distribution is relatively new and unproven, especially in the United States. We will not be able to utilize long-established sales channels developed through a franchise system to increase our sales volume. Moreover, we will be competing with companies with well-established distribution channels.

We may face regulatory limitations on our ability to sell vehicles directly or over the Internet.

We plan to sell our vehicles over the internet in the future to the extent we determine compliance with applicable governmental regulations will not be unduly burdensome. We may not be able to sell our vehicles over the Internet across the United States, as many states have laws that may be interpreted to prohibit Internet sales by manufacturers to residents of the state or to impose other limitations on this sales model, including laws that prohibit manufacturers from selling vehicles directly to consumers without the use of an independent dealership or without a physical presence in the state. For example, some states provide that a manufacturer cannot deliver a vehicle to a resident of their state except through a dealer licensed to do business in such state, which may be interpreted to require us to open a store in that state in order to sell vehicles to their residents. In addition, some states have requirements that service facilities be available with respect to vehicles sold in the state, which may be interpreted to also require that service facilities be available with respect to vehicles sold over the Internet to residents of the state thereby limiting our ability to sell vehicles in states where we do not maintain service facilities.

In many states, the application of state motor vehicle laws to our specific sales model is largely untested under state motor vehicle industry laws, particularly with respect to sales over the Internet, and would be determined by a fact-specific analysis of numerous factors, including whether we have a physical presence or employees in the applicable state, whether we advertise or conduct other activities in the applicable state, how the sale transaction is structured, the volume of sales into the state, and whether the state in question prohibits manufacturers from acting as dealers. As a result of the fact-specific and untested nature of these issues, and the fact that applying these laws intended for the traditional automobile distribution model to our sales model allows for some interpretation and discretion by the regulators, the manner in which the applicable authorities will apply their state laws to our distribution model is difficult to predict. Such laws, as well as other laws governing the motor vehicle industry, may subject us to potential inquiries and investigations from state motor vehicle regulators who may question whether our sales model complies with applicable state motor vehicle industry laws and who may require us to change our sales model or may prohibit our ability to sell our vehicles to residents in such states. In addition, decisions by regulators permitting us to sell vehicles may be subject to challenges as to whether such decisions comply with applicable state motor vehicle industry laws.

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The automotive market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from new and established competitors and expect to face competition from others in the future.

The worldwide automotive market is highly competitive today and we expect it will become even more so in the future. With respect to high performance muscle cars, we face competition from high-end Mustangs and Model S vehicles produced by Ford and Tesla, respectively, along with other Ford Mustang variants. With respect to our supercars, we face competition from existing and future automobile manufacturers, including McLaren, Lamborghini, and Ferrari, as well as manufacturers in the extremely competitive premium sedan market, including Audi, BMW, Lexus, and Mercedes.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. In addition, most of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large automobile manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount when financed through their affiliated financing company.

Demand in the automobile industry is highly volatile, which may lead to lower vehicle unit sales and adversely affect our operating results.

The markets in which we currently compete and plan to compete in the future have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new automobile manufacturer and low volume producer, we have fewer financial resources than more established automobile manufacturers to withstand changes in the market and disruptions in demand. As our business grows, economic conditions and trends in other countries and regions where we sell our high-performance vehicles will impact our business, prospects and operating results as well. Demand for our high-performance vehicles may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation, and other taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure. These effects may have a more pronounced impact on our business given our relatively smaller scale and financial resources as compared to many incumbent automobile manufacturers.

Difficult economic conditions may negatively affect consumer purchases of luxury items, such as our high-performance vehicles.

Sales of high-end and luxury consumer products, such as our high-performance vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. Difficult economic conditions could therefore temporarily reduce the market for vehicles in our price range. Discretionary consumer spending also is affected by other factors, including changes in tax rates and tax credits, interest rates and the availability and terms of consumer credit. Accordingly, any events that have a negative effect on the United States economy or on foreign economies or that negatively affect consumer confidence in the economy, including disruptions in credit and stock markets, and actual or perceived economic slowdowns, may harm our business, prospects, financial condition, and operating results.

Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our high-performance vehicles. Generally, sales of our high-performance cars have fluctuated on a seasonal basis with increased sales during the spring and summer months in our second and third fiscal quarters relative to our fourth and first fiscal quarters. In addition, traditionally from November through mid-January, auto industry production slows due to the holidays and the subsequent temporary shutdown of plants and shipping for several weeks causing delivery of cars to be interrupted which has had an effect on our sales. In general, automotive sales tend to decline over the winter season, especially in snow driven states, and we anticipate that our sales of high-performance vehicles and other models we introduce may have similar seasonality. Also, any unusually severe weather conditions in some markets may impact the demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

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In addition, we expect our period-to-period operating results to vary based on our operating costs which we anticipate will increase significantly in future periods as we, among other things, design, develop and manufacture our supercars, increase the production capacity at our manufacturing facilities to produce our supercars, incur costs for warranty repairs or product recalls, if any, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

If we are unable to establish and maintain confidence in our long-term business prospects among consumers, analysts and within our industry, then our financial condition, operating results, and business prospects may suffer materially.

Our vehicles are highly technical products that require maintenance and support. As a result, consumers may be less likely to purchase our vehicles if they are not convinced that our business will succeed and continue to be available to provide them with required maintenance and support. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts and other parties in our liquidity and long-term business prospects. In contrast to some more established automakers, we believe that, in our case, the task of maintaining such confidence may be particularly complicated by factors such as the following:

●	our history of operating losses, including that of our predecessor;
●	our limited revenues and lack of profitability to date;
●	unfamiliarity with or uncertainty about our high-performance vehicles and supercars;
●	uncertainty about the long-term marketplace acceptance of alternative fuel vehicles generally, or electric vehicles specifically;
●	our need for ongoing infusions of external capital to fund our operations;
●	the size of our expansion plans in comparison to our existing capital base and scope and history of operations; and
●	the prospect of, or actual emergence of direct, sustained competitive pressure from more established automakers, which may be more likely if our initial efforts are perceived to be commercially successful.

Any negative perceptions about our long-term business prospects may make it more difficult to raise additional funds when needed.

We may not succeed in maintaining and strengthening the Saleen brand, which would materially and adversely affect customer acceptance of our vehicles and our business, revenues, and prospects including our ability to raise capital.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Saleen brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our high-performance vehicles and future planned supercars. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high-quality high-performance vehicles.

In addition, we expect that our ability to develop, maintain and strengthen the Saleen brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the Internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio, and print.

The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors have greater name recognition, broader customer relationships, and substantially greater marketing resources than we do.

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If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

If we fail to manage future growth effectively as we rapidly grow our company, we may not be able to produce, market, sell and service our vehicles successfully.

We intend to expand our operations significantly going into the electric car market, which is a new direction for our Company. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

●	finding and training new personnel;
●	forecasting production and revenue;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, manufacturing, sales and service facilities;
●	implementing and enhancing manufacturing and administrative infrastructure, systems, and processes
●	addressing new markets; and
●	expanding international operations.

We intend to continue to hire a significant number of additional personnel, including manufacturing personnel, design personnel, engineers and service technicians for our high-performance vehicles. Because our high-performance vehicles are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in high performance vehicles may not be available to hire, and we will need to expend significant time and expense training the employees we do hire. Competition for individuals with experience designing, manufacturing and servicing high performance vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

If we are unable to attract and/or retain key employees and hire qualified management, technical vehicle engineering, and manufacturing personnel, our ability to compete could be harmed. In particular, we are highly dependent on the services of Steve Saleen, our Chief Executive Officer.

We are highly dependent on the services of Steve Saleen, our Chief Executive Officer and Chairman of our Board of Directors. There can be no assurance that we will be able to successfully attract and retain other qualified senior leadership necessary to grow our business. Our future success depends upon our ability to attract and retain additional executive officers and other key technology, sales, marketing, engineering, manufacturing and support personnel and any failure to do so could adversely impact our business, prospects, financial condition and operating results. In addition, we do not have “key person” life insurance policies covering Steve Saleen or other key employees. Currently in Southern California, there is increasing competition for talented individuals with the specialized knowledge of high-performance vehicles, software engineers and other skilled employees and this competition affects both our ability to retain and hire key employees. Our continued success depends upon our continued ability to hire and retain employees. Additionally, we compete with many mature and prosperous companies in Southern California that have far greater financial resources than we do and thus can offer current or prospective employees more lucrative incentive packages than we can. Any difficulties in retaining current employees or recruiting new ones would have an adverse effect on our performance.

We are subject to various environmental and safety laws and regulations that could impose substantial costs upon us and negatively impact our ability to operate our manufacturing facilities.

We are subject to national, state, provincial and/or local environmental, health and safety laws and regulations, including laws relating to the use, handling, storage, disposal and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and we expect that our business and operations will be affected by future amendments to such laws or other new environmental and health and safety laws which may require us to change our operations, potentially resulting in a material adverse effect on our business. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury and fines, and penalties. Capital and operating expenses needed to comply with environmental, health and safety laws and regulations can be significant, and violations may result in substantial fines and penalties, third party damages, suspension of production or cessation of our operations.

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Contamination at properties owned or operated by us may result in liability for us under environmental laws and regulations, including, but not limited to the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and groundwater, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results. We may face unexpected delays in obtaining the necessary permits and approvals required by environmental laws in connection with our manufacturing facilities that could require significant time and financial resources and negatively impact our ability to operate these facilities, which would adversely impact our business prospects and operating results.

Our business may be adversely affected by union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Our employees may join or seek recognition to form a labor union, or we may be required to become a union signatory. Additionally, disgruntled ex-employees may actively encourage the unionization of our employees. We are also directly or indirectly dependent upon companies with unionized workforces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business. If a work stoppage occurs, it could delay the manufacture and sale of our high-performance vehicles. The mere fact that our labor force could be unionized may harm our reputation in the eyes of some investors and thereby negatively affect our stock price. Additionally, the unionization of our labor force could increase our employee costs and decrease our profitability.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, and unemployment tax rates. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Our high-performance vehicles, and the sale of motor vehicles in general are subject to substantial regulation under international, federal, state and local laws. We have incurred, and expect to incur in the future, significant costs in complying with these regulations. Regulations related to the automobile industry are currently evolving and we face risks associated with changes to these regulations such as:

●	the amendment or rescission of the federal law and regulations mandating increased fuel economy in the United States, referred to as the Corporate Average Fuel Economy (CAFE) standards, could reduce new business opportunities for our development activities;
●	the amendment or rescission of federal greenhouse gas tailpipe emission regulations administered by the EPA under the authority of the Clean Air Act could reduce new business opportunities for our development activities;
●	increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles; and
●	changes to regulations governing the export of our products could increase our costs incurred to deliver products outside the United States or force us to charge a higher price for our vehicles in such jurisdictions.

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To the extent the laws change, some or all of our vehicles may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims. The automobile industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given the limited number of vehicles delivered to date and limited field experience of those vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates. We currently do not maintain product liability or other related insurance and as such, any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business, and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

We may be compelled to undertake product recalls, which could adversely affect our brand image and financial performance.

Any product recall in the future may result in adverse publicity, damage our brand and adversely affect our business, prospects, operating results, and financial condition. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles prove to be defective or noncompliant with applicable federal motor vehicle safety standards. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations.

Our current and future warranty reserves may be insufficient to cover future warranty claims.

If our warranty reserves are inadequate to cover future warranty claims on our vehicles, our business, prospects, financial condition, and operating results could be materially and adversely affected. We provide a three-year or 36,000 miles New Vehicle Limited Warranty with every Signature Car and a 12-month or 12,000-mile bumper to bumper warranty on our S7 supercar. The vehicle limited warranty applies to installed parts and/or assemblies in new high-performance vehicles. All of the unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles (Ford and Tesla). Although unaltered parts are covered by the original full warranty of the OEM manufacturer, such OEM manufacturers could deny any warranty claims due to our work, which could adversely impact us if we cannot successfully overturn such claims. All claims incurred under the Nevada company will be serviced by the Delaware company in order to properly service our customer base.

We have limited experience with warranty claims for these vehicles or with estimating warranty reserves. Our warranty claims to date have been negligible. We could in the future become subject to a significant and unexpected warranty expense. There can be no assurance that our currently existing or future warranty reserves will be sufficient to cover all claims, and if actual failure rates and the resulting cost of replacement vary from our estimates, revisions to our warranty reserve would be required.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we infringe their proprietary rights. Companies holding patents or other intellectual property rights relating to our base vehicles may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease selling, incorporating or using vehicles that incorporate the challenged intellectual property;
●	pay substantial damages;
●	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or
●	redesign our vehicles.

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A successful claim of infringement against us or our failure or inability to obtain a license to the infringed technology could materially adversely affect our business. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this in-licensed technology infringes the rights of others. In that case, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.

Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.

Any failure to protect our proprietary rights adequately could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We have also received from third parties patent licenses related to manufacturing our vehicles.

The protection provided by the patent laws is and will be important to our future opportunities. However, such patents and agreements and various other measures we take to protect our intellectual property from the use by others may not be effective for various reasons, including the following:

●	our pending patent applications may not result in the issuance of patents;
●	our patents, if issued, may not be broad enough to protect our proprietary rights;
●	the patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons;
●	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;
●	current and future competitors may independently develop similar technology, duplicate our vehicles or design new vehicles in a way that circumvents our patents; and
●	our in-licensed patents may be invalidated or the holders of these patents may seek to breach our license arrangements.

Existing trademark and trade secret laws and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our intellectual property is difficult.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events.

Our corporate headquarters and factory in Corona are located in southern California, a region known for seismic activity. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics or other events occur, or our information system or communications network breaks down or operates improperly, our headquarters and production facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. In addition, our lease for our Corona facility permits the landlord to terminate the lease following a casualty event if the needed repairs are in excess of certain thresholds and we do not agree to pay for any uninsured amounts. We may incur expenses relating to such damages, which could have a material adverse impact on our business, operating results and financial condition.

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Risks Concerning Intellectual Property and Cybersecurity

Our business plans include designing and building high performance vehicles that involve the use of intellectual property.

We are in the process of obtaining patents and trademarks for certain aspects of our vehicles. Although management believes we will be able to secure and protect the rights to our intellectual property, there is a risk that our intellectual property may be challenged. Our unique designs are key to our business and if we should fail to secure our intellectual property in connection with our vehicles, we may have to redesign the vehicle, or certain aspects of our vehicles, which may cause delays and increase our costs to produce a finished product.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our patents, which are valuable assets that serve to differentiate us from our competitors. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope.

Moreover, patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome. We may also choose not to litigate because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it, or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make, and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

Saleen is vulnerable to hackers and cyberattacks.

At this time, we do not consider ourselves an internet-based company. To the extent that our patents and other proprietary information, including trade secrets, are stored online, in the cloud or on our hard drives and servers, we may be vulnerable to hacking and theft of our intellectual property. We also face risk to the extent the dealerships that sell our cars to customers may be hacked in order to obtain personal and financial information about our customers. Our limited financial resources at this time means that we may not be able to expand the types of services needed to protect against hacking or other disruption of our ability to continue our work online. The theft or loss of intellectual property, or the inability to continue working online, could have the material adverse effect of slowing or stopping development and manufacture of our vehicles, which could have a material adverse impact on our results of operations and financial condition.

Risks Related to the Company’s Securities and this Offering

Investors will have no ability to impact or otherwise influence corporate decisions of the Company.

The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company’s CEO to vote their shares of Common Stock on all matters put to a vote of the stockholders. Furthermore, transferees of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock,. For more information, see “Securities Being Offered – Common Stock – Voting Rights; Proxy.”

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We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted.

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. The Company may offer additional shares of its Common Stock and/or other classes of equity or debt that convert into shares of Common Stock, any of which offerings would dilute the ownership percentage of investors in this Offering. Also, we may in the future adopt an employee equity incentive plan, which may also cause dilution to your investment. See “Dilution.”

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Securityholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company and is unrelated to its historical financial performance. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of companies that have an incomplete reporting history, is difficult to assess and you may risk overpaying for your investment.

There is no minimum amount set as a condition to closing this Offering.

Because this is a “best efforts” offering with no minimum, we will have access to any funds tendered. This might mean that any investment made could be the only investment in this Offering, leaving the Company without adequate capital to pursue its business plan or even to cover the expenses of this Offering.

This Offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the Offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file supplements to our Offering Circular reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

If Saleen runs out of cash and is not able to successfully raise additional capital, it may need to liquidate the business.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. We are dependent on our ability to raise additional funds until we generate sufficient revenue to cover our operating costs and other working capital needs. If we are unable to raise enough capital we may not be able to complete the prototype engine. Even if we complete our prototype engine, we may still not generate enough revenue to commence manufacturing and marketing our engines without seeking additional financing. If we run out of cash and financing options, we may need to liquidate the Company. For this reason, each purchaser should read this Offering Circular and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

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Our management has discretion as to use of proceeds.

The net proceeds from this Offering will be used for the purposes described under “Use of Proceeds.” The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Common Stock hereby will be entrusting their funds to the Company’s management, upon whose judgment and discretion the investors must depend.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

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If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

There is no current market for our Common Stock, so you may not be able to sell your shares.

There is no formal marketplace for the resale of the Company’s Common Stock and the Company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. These securities are illiquid and there will not be an official current price for them, as there would be if the Company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Since the Company has not established a trading forum for the Common Stock, there will be no easy way to know what the Common Stock is “worth” at any time. Moreover, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such a liquidity event does not occur, investor could be left holding their shares until the Company runs out of capital and liquidates.

Anti-takeover provisions may limit the ability of another party to acquire our company, which could cause our stock price to decline.

Our articles of incorporation, bylaws and Delaware law contain provisions that could discourage, delay or prevent a third party from acquiring our company, even if doing so may be beneficial to our stockholders. Furthermore, holders of our Series B Preferred Stock have special voting rights following a “change of control” of the Company. In the event directors who were seated on our board on September 11, 2018, (“Date of Issuance”) no longer constitute the majority of serving directors or the holders of a majority of the outstanding Series B Preferred Stock no longer constitute a majority of our board of director, then holders of our Series B Preferred Stock have the right to elect a majority of the members of our board of directors and to remove from office any such director and fill any vacancy. Exceptions to this right include changes to the membership of our board that were approved by a majority of directors who were in office on the Date of Issuance and were still serving when approval was given. These provisions could limit the price investors would be willing to pay in the future for shares of our common stock.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing stockholders, after giving effect to the corporate reorganization. This method gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

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Since its inception of our predecessor entity to March 31, 2021, the company has received paid in capital of approximately $36.4 million and issued approximately 24.5 million shares of Common Stock for an average effective cash price per share of $1.48. The below table presents that effective cash price compared to the effective cash price of investors in this offering.

Class of Security	Date Issued	Number of Shares Issued	Potential Shares (# of shares upon conversion or exercise)	Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Common Stock		24,536,963	—	24,536,963	$1.48
Investors in this offering, assuming gross proceeds of $30,000,000	2021	30,000,000	—	30,000,000	$1.00
Total after inclusion of this offering (and subtracting shares sold by selling security holders)		45,536,963	—	45,536,963	$1.46

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares in the future. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
●	In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

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If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

USE OF PROCEEDS

The net proceeds of a fully-subscribed Offering to the issuer, after total offering expenses, and commissions will be approximately $19,455,000 after deducting estimated offering expenses of approximately $1,445,000, including approximately $250,000 in marketing expenses which amount may vary depending upon the success of the Offering, as well as deducting $9,000,000 for sales by selling securityholders.

The following table breaks down the use of proceeds into different categories under various funding scenarios as follows:

	$7,500,000 Offering	$15,000,000 Offering	$22,500,000 Offering	$30,000,000 Offering
Offering Proceeds
Shares Sold by the Company	7,500,000	15,000,000	22,500,000	30,000,000
Gross Proceeds to the Company from this Offering	$7,500,000	$13,500,000	$18,000,000	$21,000,000
Gross Proceeds to selling securityholders	$-	$1,500,000	$4,500,000	$9,000,000
Offering Expenses (1)	$757,500	$1,020,000	$1,282,500	$1,545,000

Total Offering Proceeds Available for Use	$6,742,500	$12,480,000	$16,717,500	$19,455,000
Estimated Expenditures
W-Net Fund I, L.P. Loan (2)	250,000	250,000	250,000	250,000
Design work for new Saleen Bronco and electric vehicle	2,500,000	3,000,000	5,000,000	7,500,000
Sales and marketing of the Company	2,500,000	5,000,000	7,500,000	7,500,000

Total Expenditures	$5,000,000	$8,000,000	$12,500,000	$15,000,000

Working Capital Reserves	$1,492,500	$4,480,000	$4,217,500	$4,455,000

(1)	Includes commission payable to Dalmore Group, legal and accounting expenses, escrow fees, and marketing expenses associated with the offering.

(2)	W-Net Fund I, L.P. is a related party that loaned funds to the Company pursuant to a secured note purchase agreement dated May 28, 2021. The note matured on November 28, 2021, and the Company expects to repay the principal and interest due from the proceeds of this Offering. The Company is in the process of extending this note for another 90 days to February 28, 2022. For more details, see below “Interest of Management and Others in Certain Transactions.”

Because the Offering is a “best efforts” offering, we may close the Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering. In this event, the use of proceeds will be adjusted by management based on the amount raised

THE COMPANY’S BUSINESS

The Company was incorporated under the laws of the State of Delaware on August 12, 2021, although our Predecessor has been engaged in our current business since May 2012. For more details, see “The Company’s Business – Reorganization into Delaware Corporation,” below. Saleen is controlled by Steve Saleen, a former professional race car driver who has been engaged in the high-performance car business since 1983. Steve used his business degree from the University of Southern California, coupled with experience in his father’s manufacturing business and as a race car driver, to build the Saleen brand. In August 2018, Steve Saleen was presented with the Legends of Auto Award at a ceremony held in Monterey, CA. Previous recipients of the Legends of Auto Award include such automotive luminaries as Lee Iacocca, Jay Leno, Roger Penske, and the late Carroll Shelby.

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Reorganization into Delaware Corporation

On August 12, 2021, the Company undertook a merger transaction to reorganize under Delaware law. As a result of that merger Saleen became a Delaware C corporation that wholly owns SLN Merger Sub, LLC (“SLN Sub”), into which the Predecessor was merged, and is our operating company. In connection with this reorganization, holders of the Predecessor’s Common Stock received one share of Saleen Common Stock for every 1,000 shares of Predecessor Common Stock. Pursuant to the merger agreement, the Company has an obligation to retire all of the Predecessor Common Stock held by stockholders owning less than 1,000 shares (on an individual basis) immediately prior to the merger in exchange for $1.00 per share. For details, see Exhibit 7.1 filed as part of the Offering Statement of which this Offering Circular forms a part. As of the date of this offering circular, the Company has not yet provided compensation to those former stockholders who held less than 1,000 shares. The Company still intends to compensate these former stockholders pursuant to the terms of the Merger Agreement prior to the qualification of this Offering.  See also, “Risk Factors – We may face litigation in the future.” Additionally, the Company effectuated a stock dividend such that each holder of the Company’s Common Stock received 999 shares of the Company’s Common Stock for each share of Common Stock owned.

The Predecessor’s financial statements for the fiscal years ended March 31, 2020 and 2019, have been included in this Offering Circular, and the discussions regarding the Company’s business and financial condition are based on the Predecessor’s operations and financial statements.

Principal Products and Services

We currently provide or intend to provide the following products and services:

Saleen OEM

We manufacture the recently redesigned Saleen S7 supercar (“S7”), a limited production supercar with a 1,500-horsepower engine on E85 fuel, in our production facility in Corona, California. We are also planning to develop a new American supercar. The term supercar describes an expensive (approximately $250,000 or more), limited production, fast or powerful (capable of reaching speeds in excess of 180 miles per hour) sports car with a centrally located engine.

Saleen 1

We have plans for the completion of the engineering and certification of the Saleen 1, which has been designed for the US market. We plan to manufacture the Saleen 1 in the United States, although the terms for the manufacture and sale of the Saleen 1 remain subject to further negotiation and agreement. A high-performance car is an automobile that is designed and constructed specifically for speed. The design and construction of a high-performance car involve not only providing a capable power train but also providing the handling and braking systems to support it.

New Vehicles under Development

We are currently in the process of developing a Saleen Ford Bronco and preparing to enter the electric vehicle space. Our plans for both projects in the early stages and may be subject to change depending on management’s discretion.

Saleen Signature Cars

Our Saleen Signature Cars are built from base chassis of major American automobile manufacturers, including Ford Mustangs, Ford trucks and Tesla Model S vehicles. We are also working on the development of the Saleen Bronco. We are a specialist in vehicle design, engineering, and manufacturing focusing on the mass customization (the process of customizing automobiles that are mass-produced by manufacturers) of American sports and electric vehicles and the production of high-performance USA-engineered sports cars. Saleen-branded products include a line of high performance and upgraded muscle and electric cars, automotive aftermarket specialty parts and lifestyle accessories. Muscle cars are any of a group of American-made 2-door sports coupes with powerful engines designed for high performance driving. Our main retail outlets for Saleen Signature Cars are authorized Ford and exotic car dealers.

Technology, Design and Engineering Capabilities

We believe the core competencies of our company are high performance car design and vehicle engineering. Our engineering team is staffed with experienced and dedicated professionals with a wide range of expertise in providing design, analysis, and prototyping and validation capabilities to the global vehicle industry. We offer in-house expertise in areas ranging from chassis, body and power train, NVH (noise, vibration, harshness) engineering, electrical systems, thermal systems and CAE (computer aided engineering). We provide seamlessly integrated services in a broad range of engineering disciplines through a unique mix of automotive engineering expertise and motorsports carefully matched to their position specifications. Our engineering team utilizes the most technically advanced engineering tools available in a results-driven and highly stimulating environment.

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Our product development methodology is designed to ensure a disciplined and quantifiable approach that emphasizes quality and progress accountability as follows:

●	Market Definition and Potential
●	Product Definition
●	Realistic Revenue Targets
●	Design and Engineering
●	Prototyping
●	Testing
●	Volume Production Engineering
●	Product Launch
●	Success Reporting and Measurement
●	Product Evolution

Over a 35-year history, our founder, Steve Saleen, has developed his core competency in the design, engineering, manufacturing, marketing and sales of high-performance vehicles as well as developed or acquired the technology to apply the same processes to the production of high-performance vehicles. Specifically, we have expertise with respect to the following:

●	Engineering Capabilities
●	Suspension & Chassis
●	Powertrain
●	Certification
●	Engineering Tools
●	CAD Systems
●	Data Acquisition Systems
●	ETAS Calibration Tools
●	Crash Simulation Software
●	Suspension Simulation Software
●	CFD, Fluid Simulation Software
●	Design and Prototyping Capabilities
●	Style & Design Center
●	Full product development from the first sketch to final production
●	Manufacturing and Assembly

Our manufacturing and assembly teams collaborate regularly with the engineering development team to ensure that the appropriate processes, tooling, sourcing, and timing is considered early in every program. Sharing of ideas throughout the business ensures that every aspect of a program is considered and understood by the entire enterprise.

We utilize the most current design, testing and prototyping systems in our manufacturing process, some of which include: Adams Kinematics - CAD (Computer Aided Design) - CFD (Computational Fluid Dynamics) - FEA (Finite Element Analysis) — CAM (Computer Aided Machining) - Rapid Prototyping - Machine Tools - Composites Manufacturing - Wind Tunnel – Pam Crash for crash simulation and design of occupant safety systems.

We plan to operate as a global high-performance automotive brand and expand our production, sales and marketing operations extensively within the markets of the USA and into multiple international markets. In addition, we market our expertise in specialized engineering and design services to third party clients, including major automotive manufacturers and movie producers. Our long-term plans include opening our own retail outlets across the United States. Based on current sales of supercars, we believe that there is a growing global market for dependable, American-made supercars offering demonstrably superior performance with revolutionary styling and design characteristics.

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Vehicle Limited Warranty Policy

We provide a three-year or 36,000 miles New Vehicle Limited Warranty for our Signature Cars, and a 12-month or 12,000-mile warranty on our S7 supercars. The vehicle limited warranty applies to installed parts and/or assemblies in new Saleen high performance cars. All of the unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles (Ford and Tesla). This warranty also covers vehicles manufactured by our predecessor entity.

Supply Chain

We use over 1,000 purchased parts, which we source globally from over 100 suppliers, many of whom are currently our single source suppliers for these components. We have developed close relationships with several key suppliers particularly in the procurement of body components and certain other key system parts. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. We are currently expanding our supplier sources to reduce the risk of a single source supplier adversely affecting our operations. We will continue our efforts to reduce our dependence on single source suppliers. For more detail, please see also “Risk Factors – “We are dependent on our suppliers, the vast majority of which are single source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles in a timely manner at prices, quality levels, and volumes acceptable to us would have a material adverse effect on our business,” and “Risk Factors — Our relationships with our suppliers may be impacted by our financial condition.”

Market and Strategy

Our principal marketing goals are to:

●	generate demand for our vehicles and drive leads to our sales teams;
●	build long-term brand awareness and manage corporate reputation;
●	manage our existing customer base to create loyalty and customer referrals; and
●	enable customer input into the product development process.

Saleen OEM: We intend to establish Saleen stand-alone dealerships to further promote and sell our supercars, as well as the Saleen 1.

Saleen Signature Cars: Our Saleen-branded high-performance Signature Cars are sold through Ford retail dealers and exotic automobile dealers. We currently have arrangements with over 40 dealers located throughout the United States and are growing our dealer distribution network. Our dealer agreements provide for an exclusive dealer marketing area in which the applicable dealer can promote our products based on our current product price list. The key terms of our dealer agreements include (a) target dealer product sales goals, (b) exclusive dealer marketing territories and (c) a one-year term, renewable annually. Our agreements may be terminated if our dealers fail to meet our target dealer product sales goals. Our dealer territories are generally based on the local dealers’ county geographical boundaries; however, we may have multiple dealers in densely populated counties such as Los Angeles or San Francisco. Our dealers earn a markup on the sale of our products at the time that the sale is completed upon delivery of the vehicle.

Our annual operating budget includes a commitment to effective marketing, advertising and promotional efforts in order to further strengthen awareness of our brand and expose our products to a larger audience. To the extent we obtain sufficient funding, we expect to contract with marketing and advertising businesses with experience marketing and promoting specialty automotive brands to further promote our business. Our marketing plans and efforts include the following:

Social Media and Team Saleen: We actively promote our vehicles and our brand through social media including Facebook, Instagram, Twitter and online forums linked to Saleen.com. In addition, we recently introduced Team Saleen, an online club for Saleen enthusiasts. Team Saleen provides paid members with exclusive access to the latest developments at Saleen Automotive, message boards moderated by Saleen executives, pictures and articles, new vehicle launches, and live streaming from many of our car shows and events. Several hundred members have signed up in just the first month of Team Saleen. In addition, there are several Saleen fan sites, user groups and forums online accessed by thousands of Saleen enthusiasts worldwide.

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Events Marketing: As a high-performance specialty manufacturer, we take pride in attending events on the international auto show circuit such as in Chicago, Los Angeles, Detroit, New York, Pebble Beach, Shanghai and Beijing. We also participate in regional car shows and our participation in each event includes securing a trade booth to display our products, holding press events to announce new models, and networking with attendees and dealers at the shows.

Print Marketing: Our print marketing strategy includes purchasing of ad space targeted to our customer base as well as free press through press releases of newsworthy or entertainment-worthy information. The estimated costs of purchased ad space will vary by target market. We generally purchase ad space at car show venues from time to time as we determine and in keeping with our marketing budget in cities where our dealers are actively engaged in promoting our vehicles.

Regulation

Vehicle Safety and Testing

Our Saleen branded vehicles are subject to, and we comply with or are exempt from, numerous regulatory requirements established by the National Highway Traffic Safety Administration (NHTSA), including all applicable United States federal motor vehicle safety standards (FMVSS). Our high performance Saleen branded muscle cars fully comply with all FMVSS without the need for any exemptions. As a manufacturer, we must self-certify that a vehicle meets, or otherwise obtain an exemption from, all applicable FMVSS before the vehicle can be sold in the United States.

We are also required to comply with other requirements of federal laws administered by the NHTSA, including the Corporate Average Fuel Economy standards, Theft Prevention Act requirements, consumer information labeling requirements, early warning reporting requirements regarding warranty claims, field reports, death and injury reports and foreign recalls, and owner’s manual requirements.

The Automobile Information and Disclosure Act requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer’s suggested retail price, optional equipment, and pricing. In addition, the Act allows inclusion of city and highway fuel economy ratings, as determined by the EPA, as well as crash-test ratings, as determined by the NHTSA, if such tests are conducted.

EPA Emissions & Certificate of Conformity; Internet Sales

The Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the California Air Resources Board (“CARB”) with respect to emissions for our vehicles. The Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act’s standards and both the Certificate of Conformity and the Executive Order is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. The California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California are set by the CARB. States that have adopted the California standards as approved by the EPA also recognize the Executive Order for sales of vehicles.

We plan to sell our vehicles over the internet in the future to the extent we determine compliance with applicable governmental regulations will not be unduly burdensome. Some states have laws providing that a manufacturer cannot deliver a vehicle to a resident of such state except through a dealer licensed to do business in that state. We will, therefore, be required to either obtain a dealer license in such states, partner with a licensed dealer or obtain an exemption from such requirements in connection with sales of our vehicles over the Internet. We have not commenced the process to obtain a dealer license in states requiring such licenses, and are currently determining our strategy with respect to sales of our vehicles in such states and over the internet.

In addition, some states have requirements that service facilities be available with respect to vehicles sold in the state, which may be interpreted to also require that service facilities be available with respect to vehicles sold over the Internet to residents of the state. In the event that such regulations are applicable to vehicles sold over the Internet, we will be limited in our ability to sell vehicles in such states to the extent that we do not have qualifying service facilities.

The foregoing examples of state laws governing the sale of motor vehicles are just some of the regulations we face as we sell our vehicles. In many states, the application of state motor vehicle laws to Internet sales is largely without precedent, and would be determined by a fact-specific analysis of numerous factors, including whether we have a physical presence or employees in the applicable state, whether we advertise or conduct other activities in the applicable state, how the sale transaction is structured, the volume of sales into the state, and whether the state in question prohibits manufacturers from acting as dealers. As a result of the fact-specific and untested nature of these issues, and the fact that applying these laws intended for the traditional automobile distribution model to our sales model allows for some interpretation and discretion by the regulators, state legal prohibitions may prevent us from selling to consumers in such state.

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Competition

Domestic United States auto sales declined slightly to 17.1 million vehicles sold in 2019, after reaching their highest level ever in 2016 with sales of 17.6 million vehicles, following seven consecutive years of year-over-year gains for the automobile industry. In 2020, total US vehicles sold declined to 14.5 million due to COVID-19.

Competition in this industry is in most cases based on reputation, prestige, quality, service and overall price. A strong combination of all these areas tends to attract repeat and loyal customers and enthusiast. Consumers tend to shop for name brand and expect high customer service levels. Promptness of service also matters because customers want and need their cars back as soon as possible.

In addition to customer service, name or brand recognition and reputation play an important role in determining how competitive an auto customization business is.

Our primary competition comes from other high-end cars, their manufacturing companies, and third-party companies that specialize in customization for these cars. These companies include Acura, Aston Martin, Audi, Ferrari, Lamborghini, Lexus, McLaren, and Porsche.

Employees

As of March 31, 2021, we had 28 employees all of whom were full-time employees. Our employees are not represented by labor unions. We consider our relationship with our employees to be positive.

Seasonality

Sales of our high-performance cars have fluctuated on a seasonal basis with increased sales during the spring and summer months in our second and third fiscal quarters relative to our fourth and first fiscal quarters. In general, automotive sales tend to decline over the winter season and we anticipate that our sales may have similar seasonality. To address the seasonality of our high-performance cars, we introduced a Saleen-branded truck based on the Ford F-150 in March 2018. Trucks historically sell well in the fall and winter months and the Saleen truck could help offset the seasonal fluctuation in sales of our high-performance vehicles.

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. Saleen Automotive owns trademarks registered with the U.S. Patent and Trademark Office.

We currently market our products using the Saleen name and logo, as well as the name and likeness of Steve Saleen, through a royalty free license from Steve Saleen. We have a license agreement with Mr. Saleen to use Steve Saleen’s image, signature, full name, voice, biographical materials, likeness, and the goodwill associated with the “Saleen” brand in connection with our business. The aforementioned license may only be terminated in the event we file a petition for relief under Chapter 7 of the U.S. Bankruptcy Code, or a petition for relief is converted to a Chapter 7 proceeding under the U.S. Bankruptcy Code. The Predecessor’s board of directors adopted a resolution on July 15, 2021, granting Mr. Saleen a right to additional equity in the Company for the purpose of maintaining his ownership at 22.5% after completion of this Offering if Mr. Saleen would agree to amend the Assignment and License Agreement to remove the right to terminate the license for use of his likeness.

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Litigation

The Company is currently pursuing all available avenues to recover amounts the Company believes are owed to it pursuant to the terms of an agreement between the Company and Jiangsu Saleen Automotive Technology Co., Ltd. (“JSAT”), an unaffiliated company located in China. The Company has recorded losses on its balance sheet for accounts receivable from JSAT in the amounts of $180,000 and $2,335,000 for fiscal years ended March 31, 2021 and 2020, respectively, and intends to pursue its claims vigorously. Additionally, the Company is currently a party to several legal proceedings related to claims for payment that are currently accrued for in its financial statements as other current liabilities or accounts payable. The Company records accruals for contingencies to the extent that management concludes that the occurrence is probable and that the related amount of loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. Management does not believe that the Company is currently involved in any legal proceedings that could potentially have a material impact on its statement of operations.

The Company’s Property

Our principal executive office is located at 2735 Wardlow Road, Corona, California 92882. Our principal engineering office is located across from our executive office at 2755 Wardlow Road, Corona, California 92882. We operate out of leased facilities comprised of a two-building campus that constitutes approximately four acres of industrial and office space. We believe our facilities are adequate to meet our current and near-term needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are an original equipment manufacturer (“OEM”) of high-performance vehicles (“Saleen OEM”) that we build from the ground up. We also design, develop, manufacture and sell high-performance vehicles built from base chassis of major American automobile manufacturers, which we refer to as “Saleen Signature Cars”. We currently have customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets. We also provide engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide.

Saleen Automotive, Inc. was incorporated under the laws of the State of Delaware on August 12, 2021, however, our Predecessor has been engaged in our current business since May 2012. On August 12, 2021, the Company undertook a merger transaction to reorganize under Delaware law. As a result of that merger Saleen became a Delaware C corporation that wholly owns SLN Sub, which is our operating company. For more details, see “The Company’s Business – Reorganization into Delaware Corporation.” Consequently, the Predecessor’s financial statements for the fiscal years ended March 31, 2020 and 2019, have been included in this Offering Circular, and the related discussion regarding the Company’s financial condition is based on the Predecessor’s financial statements.

Our ability to continue as a going concern is dependent on the Company’s ability to grow its revenue and generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its shareholders or other sources, as may be required. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises the risk that the Company may not continue as a going concern. These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

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Saleen OEM

Saleen S7 supercar (“S7”)

We manufacture the Saleen S7 supercar (“S7”), a limited production supercar with a 1,500-horsepower engine, in our production facility in Corona, California. The S7 was previously produced under a joint venture agreement with S7 Supercars, LLC (“S7 Supercars”), a related party owned by a significant shareholder, which owned the “S7” name and related intellectual property and assets. Under the agreement, S7 Supercars provided the chassis and all other costs to build the vehicle, and we were entitled to a fee for engineering and manufacturing services, plus an additional markup for these services. Separately, upon the sale of the vehicle to the end-users, we became entitled to a fee of approximately 33% of the net profit from the sale of the vehicle by S7 Supercars. On May 31, 2019, we entered into an asset purchase agreement with S7 Supercars, pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the S7 supercar, and related intellectual property, to us for a purchase price of $1.5 million comprised of a cash payment of $0.8 million, and the elimination of an accounts receivable balance of $0.7 million owed to us by S7 Supercars. Within the two-year period following the closing, we were required to pay S7 Supercars up to four additional payments of $0.1 million each upon our sales of S7 supercars, and during this period, we did not sell any. Pursuant to the purchase agreement, the joint venture agreement between us and S7 Supercars was terminated, except for our indemnification obligations thereunder. However, we do not intend to sell S7s to customers but instead will manufacture S7s for promotional purposes to build our brand.

S1

We had nearly completed the engineering, design, and certification of a new high-performance sports car, the S1, under an engineering development and design contract with Jiangsu Saleen Automotive Technology Co., Ltd. (“JSAT”), an unaffiliated corporation located in China, which holds the intellectual property rights related to the S1 developed under the agreement. We are in dispute with JSAT regarding $2,514,000 we believe JSAT owes the Company under the terms of that contract.

Saleen 1

We have plans for the completion of the engineering and certification of the Saleen 1, which has been designed for the US market. We plan to manufacture the Saleen 1 in the United States, although the terms for the manufacture and sale of the Saleen 1 remain subject to further negotiation and agreement. The Company estimates that it needs $10,000,000 to get have our Saleen 1 vehicle certified, ready for the US market and onto the street.

Saleen Signature Cars

Our Saleen Signature Cars are built from base chassis of major American automobile manufacturers, including Ford Mustangs, Tesla Model S vehicles, and Ford trucks. We are a specialist in vehicle design, engineering, and manufacturing focusing on the mass customization (the process of customizing automobiles that are mass produced by manufacturers) of American sports and electric vehicles and the production of high-performance USA-engineered sports cars. Saleen-branded products include a line of high performance and upgraded muscle and electric cars, automotive aftermarket specialty parts and lifestyle accessories. Muscle cars are any of a group of American-made 2-door sports coupes with powerful engines designed for high performance driving. Our main retail outlets for Saleen Signature Cars are authorized Ford and exotic car dealers.

Global Markets

We plan to operate as a global high-performance automotive brand and expand our production, sales and marketing operations extensively within the markets of the USA and into multiple international markets. In addition, we market our expertise in specialized engineering and design services to third party clients, including major automotive manufacturers and movie producers. Our long-term plans include opening our own retail outlets across the United States. Based on current sales of supercars, we believe that there is a growing global market for dependable, American-made supercars offering demonstrably superior performance with revolutionary styling and design characteristics.

Results of Operations

During fiscal years ended March 31, 2021 and 2020, we recorded net loss of $3.3 million and net loss of $0.7 million, respectively, which includes $0.2 million and $2.3 million provisions for losses on accounts receivable from JSAT, respectively. During fiscal years 2021 and 2020, net cash used in operating activities was $1.7 million and $1.5 million, respectively, and we expect negative operating cash flows in future quarters.

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Revenues

Revenues for the years ended March 31, 2021 and 2020 are as follows (in thousands):

	Year Ended March 31,
	2021	2020	Change
Revenues
Products	$2,142	$4,064	-47%
Services	252	23,920	-99%
Other	87	57	53%
Total	$2,481	$28,041	-91%

We generate revenue from the sale of our Signature Cars, for engineering and manufacturing services provided to S7 Supercars, and from engineering, development and design services we provide on a project basis. We also generate revenue from the retail sale of Saleen lifestyle accessories and other Saleen-branded products sold to our base of Saleen automotive vehicle enthusiasts in the U.S. and overseas through our website and at our car and trade shows.

Revenue decreased by $25.6 million (91%) to $2.4 million for the fiscal year 2021, compared to $28.0 million for the fiscal year 2020. The majority of the decrease in revenue was attributable to the dispute regarding our engineering development and design contract with JSAT and amounts we believe are owed to the Company under that contract.

Cost of Revenues

Cost of revenues for the years ended March 31, 2021 and 2020 are as follows (in thousands):

	Year Ended March 31,
	2021	2020	Change
Cost of revenues
Products	$2,109	$2,806	-25%
Services	278	17,696	-98%
Total	$2,387	$20,502	-88%

Cost of revenues for our Signature Cars, and S7 supercar consists primarily of parts, labor and manufacturing overhead related to shop and warehouse supplies and expenses. Cost of revenues for our Saleen 1 supercars consists primarily of labor and outside service costs related to the engineering and design of the Saleen 1, and overhead related to our facilities costs and administration. Lifestyle accessories and other Saleen-branded products are purchased directly from third-party vendors. Cost of revenues decreased by $18.1 million (88%) to $2.4 million for the year ended March 31, 2021, compared to $20.5 million for the year ended March 31, 2020. The decrease in the cost of revenues was primarily attributable to decreased costs incurred for engineering, development and design services provided to JSAT. The overall decrease in the gross profits relates primarily to the fixed cost elements within the cost of sales, and the dramatic reduction in JSAT related revenue.

Revenue Recognition

We recognize revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to receive in exchange for those goods and services. For performance obligations related to substantially all our products, control transfers at a point in time when title transfers upon shipment of the product to the customer. Except for warranties, we have no post-sales obligations, nor do we accept returns. Amounts billed to our customers for shipping and handling are recorded in revenue. Shipping and handling costs incurred by us are included in cost of revenues.

We recognize revenue from our engineering and design contracts and consulting services contracts as the services are provided and accepted by our customer. Deferred revenue is recorded for any payments received for services yet to be completed. Under the terms of its engineering design and development contract, costs are invoiced as incurred plus a markup.

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Operating Expenses

Operating expenses for the years ended March 31, 2021 and 2020 are as follows (in thousands):

	Year Ended March 31,
	2021	2020	Change
Operating expenses
Selling, general and administrative	$4,694	$7,288	-36%
Research and development	38	7	443%
Total	$4,732	$7,295	-35%

Selling, general and administrative expenses decreased $2.6 million or (36%) to $4.7 million for the year ended March 31, 2021 compared to $7.3 million for the year ended March 31, 2020. The decrease was due primarily to lower headcount-related expenses, lower spending on marketing, and advertising expenses. Additionally, the reduction in headcount related to the JSAT contract drove down payroll expense, as well as reducing overall headcount to match the COVID level of reduced activity.

Other Income (Expense)

Other income (expenses), net increased to $0.9 million for the year ended March 31, 2021 due primarily to the gain on forgiveness of PPP Loan of $0.9 million.

Income Tax Expense

During the year ended March 31, 2021 and 2020, we reported income tax benefit of $0.4 million and a provision of $0.9 million, respectively.

Significant Concentrations

For fiscal year 2021, revenues from two product customers and one service customer represented 18%, 15% and 12%, respectively. For fiscal year 2020, revenues from one service customer represented 61%.

Liquidity and Capital Resources

The following table represents selected financial information as of and for the years ended March 31, 2021 and 2020 (in thousands):

	2021	2020
Cash	$404	$2
Working capital deficit	(5,607)	(3,829)
Net cash used in operating activities	(1,667)	(1,482)
Net cash provided by (used in) investing activities	201	(1,918)
Net cash provided by (used in) financing activities	1,868	(608)

Cash Flows from Operating Activities

Net cash used in operating activities for fiscal year 2021 was primarily a result of net loss of $3.3 million, adjusted for non-cash charges of $0.1 million, which primarily consisted of gain on forgiveness of debt, provision for losses on accounts receivable, depreciation and amortization and non-cash lease expense. There were net cash inflows from changes in working capital balances of $1.7 million, driven predominately by an increase in accounts payable due to short payments on leases and vendor invoices, an increase in other current liabilities due to increases in compensation and litigation related accruals and increase in deferred revenue due to an increase in customer deposits.

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Net cash used in operating activities for fiscal year 2020 was primarily a result of net loss of $0.6 million, adjusted for non-cash charges of $3.0 million, which primarily consisted of provision for losses on accounts receivable, depreciation and amortization and non-cash lease expense. These non-cash activities are offset by net cash outflows from changes in working capital balances of $3.8 million, driven predominately by an increase in accounts receivable due to revenues due to the Company from JSAT, and a decrease in other current liabilities due to decreases in bank overdraft due to related party and income tax payable, partially offset by an increase in accounts payable due to a growth in operations.

Cash Flows from Investing Activities

Net cash provided by investing activities for fiscal year 2021 was due to the proceed from the sale of automobile, and net cash used in investing activities for fiscal year 2020 was due to the purchase of property and equipment and the asset purchase of S7 Supercars.

Cash Flows from Financing Activities

Net cash provided by financing activities for fiscal year 2021 was due primarily to the proceeds from issuance of long-term debts, and net cash used in financing activities for fiscal year 2020 was due to the payment of due to related party and long-term debt.

We cannot give assurance that it can maintain its cash balances or limit its cash consumption and maintain sufficient cash balances for its planned operations. Also, future business demands may lead to cash utilization at levels greater than recently experienced or anticipated. While we believe that our existing cash balances will be sufficient to fund our currently planned level of operations and investment activity, we may require additional financing to fund our planned future operations if we encounter unanticipated difficulties, or if our estimates of the amount of cash necessary to operate our business prove to be wrong, and we use our available financial resources faster than we currently expect. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to us.

Material Commitments and Liabilities

During fiscal year 2021, we negotiated temporary agreements with our vendors and landlords to reduce expenditures/rent. We are continuing to work with our suppliers, vendors and SG&A personnel to negotiate terms that will bring us back into compliance with all accounts. Additionally, we continue to be out of compliance under the terms of both our leases, but our landlord is working with us to bring us back into compliance. At this time, we anticipate $0.7 million under our current lease arrangement through fiscal year 2022. We also expect to pay $2.0 million to our vendors, which would include products, services, through 2022. Management plans to meet those commitments by using proceeds from this offering, as well as using funds received from loans discussed in “Sources of Liquidity” other means to meet obligations.

Certitude Note

On July 13, 2021, we issued a promissory note in the amount of $0.2 million to Certitude Trust (“Certitude Note”) in connection with a litigation settlement. The Certitude Note bears interest at 6% per annum and is due on July 13, 2021 or upon completion of our equity financing during fiscal year 2022.

Unsecured Convertible Note

The Company issued an unsecured convertible note on March 28, 2014, which has an aggregate outstanding principal and accrued interest balance of $149,000 as of March 31, 2021 (“Unsecured Convertible Note”). The Unsecured Convertible Note bears an annual interest at a rate of 7%, converts into Common Stock at a conversion rate of $1.20 per share, and matured on March 28, 2017. The Company and the holders of the Unsecured Convertible Note are in the process of conversion.

Sources of Liquidity

2021 Paycheck Protection Program Loan

On February 25, 2021, we entered into the 2021 PPP Loan with a principal amount of $0.9 million through Union Bank under the PPP administered by the SBA and established as part of the CARES Act. The 2021 PPP Loan bears interest at 1.0% per annum and matures on February 25, 2026 with the interest and principal payments deferred to the date that SBA remits the borrower’s loan forgiveness amount to the lender. The amount borrowed under the 2021 PPP Loan is guaranteed by the SBA and is eligible for forgiveness in an amount equal to the sum of the eligible costs, including payroll, benefits, rent and utilities, incurred by us during the 24-week period beginning on the date we received the proceeds. The 2021 PPP Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the 2021 PPP Loan.

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Small Business Administration Loan

On August 18, 2020, we entered into the SBA Loan with a principal amount of $0.2 million with the SBA. The SBA Loan bears interest at 3.75% per annum and matures on August 18, 2050 with the first 11 months of interest and principal payments deferred. The SBA Loan is secured by substantially all our assets. The SBA Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the SBA Loan. We intend to use the proceeds to help with general working capital needs.

W-Net Loan

On May 28, 2021, we entered into a secured note purchase agreement with an aggregate principal amount of $0.3 million with W-Net Fund I, L.P., a related party (“W-Net Loan”), which we may request a draw from time to time up to the principal amount through the maturity date of November 28, 2021. Although that time period has passed, we are finalizing an agreement to extend the W-Net Loan for another 90 days through February 28, 2022. Through August 2021, we made draws in the aggregate principal amounts of $0.3 million. All outstanding principal and accrued interests under the W-Net Loan are due on the maturity date. The W-Net Loan bears interest at 12% per annum and is secured by automobiles. The W-Net Loan contains mandatory prepayments after the receipt of any proceeds from the sale of our equity securities or Saleen 1 automobiles. The W-Net Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the W-Net Loan.

Trend Information

We have had several negative trends over the past 16 month, which really started at the beginning of our fiscal year ended March 31, 2021. The COVID-19 pandemic slowed purchasing on the demand side, and then worked its way through our supply chain. We furloughed all but essential workers in an effort to conserve cash. Also, it was thought the pandemic would likely last through the summer of 2020, and it is still impacting the industry in the summer of 2021. We have used the time to re-tool our management group and are seeing customer demand pick-up dramatically. Compounding our current trends are the semiconductor chip shortages coming out of Asia. We continue to manage cash flow to the best of our ability and are making plans for the next generation Ford Bronco, bringing a street version of the Saleen 1 to the U.S. market, and entering the electric car space.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s officers, directors and significant employees are as follows:

Name	Position	Age	Date Appointed to Current Position	Approximate Hours Per Week (if part- time) / full-time
Executive Officers
Steve Saleen	Chief Executive Officer and President	72	July 2011 (1)	full time
Michael Roe	Chief Financial Officer	59	April 2020	full time

Directors
Steve Saleen	Director	72	July 2011 (1)
Dennis Hartmann	Director	65	July 2021
Dennis Dougherty	Director	69	July 2021
Edmond DeFrank	Director	54	July 2021
Neil Hannemann	Director	64	July 2021
Michael Deschenes	Director	74	July 2021
Ed Lamb	Director	61	July 2021

(1) Mr. Saleen was also CEO and director of our predecessor company, Saleen Automotive, Inc., since this date.

Steve Saleen, Founder, Chief Executive Officer, President, and Director

Mr. Saleen, our founder, Chief Executive Officer, President and one of our directors, has been president and CEO of SMS since its formation in July 2008. He has been board chairman and CEO of Saleen Automotive since its formation in July 2011. Mr. Saleen is considered one of the most successful and well-known automotive icons in the country, making him a well-qualified candidate to serve as our CEO and director. Mr. Saleen’s entrepreneurial business plan laid the groundwork for an entirely new industry of design, engineering, manufacturing, and sales of high-performance vehicles that were race proven and marketed for sales through new car dealership showrooms nationwide. This included very successful racing programs featuring himself as a lead driver in vehicles of his design that went on to win championships. Mr. Saleen is generally recognized for his expertise in small volume vehicle manufacturing, vehicle transformation processes, and mass customization – creating customized products in an efficient mass – production manner. In August 2018, Mr. Saleen was presented with the Legends of Auto Award at a ceremony held in Monterey, CA. Previous recipients of the Legends of Auto Award include such automotive luminaries as Lee Iacocca, Jay Leno, Roger Penske, and the late Carroll Shelby. Mr. Saleen has a bachelor’s degree in business from the University of Southern California.

Michael Roe, CFO

Mr. Roe has been serving as the Company’s Vice President, CFO since April 2020. Prior to starting with the Company, Prior to that, Mr. Roe spent approximately 18 months as the VP-Controller for El Pollo Loco, a southwestern restaurant chain. From April 2012 to August 2017, Mr. Roe was the CFO for DecisionPoint Systems, a value-added reseller in the mobile computing space. From October 2006 to October 2011, Mr. Roe served as the Chief Accounting Officer for Metagenics, Inc., a global life sciences company. Mr. Roe previously worked with KPMG LLP in Orange County, California and is a (inactive) licensed Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

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Dennis Hartmann, Director

Dennis is the founding member of The Hartmann Law Group, a practice he commenced in 1990. His extensive litigation experience includes complex business litigation involving breach of fiduciary duty, employment, intellectual property and other business related matters. Dennis’ litigation experience also includes real estate matters, fraud, entertainment, partnership dissolution, pursuing fraudulent conveyances and breaking offshore trusts to dismantle vehicles with no purpose other than to hid assets. In addition to serving as lead counsel in multi-year trials involving financial fraud and breach of fiduciary duty, he has developed legal strategies, overseen all facts of pre-trial discovery, and argued motions before the trial court and the Court of Appeal. In 2015, Dennis and his firm successfully litigated a breach of fiduciary case in connection with a fraudulent sale of real estate that was awarded the largest judgment in California ($68,000,000) as reported in the Daily Journal. Dennis graduated Summa Cum Laude from University of Alabama and from the University of Texas School of Law (Austin) as a member of the Texas Law Review.

Dennis Dougherty, Director

Dennis is a Senior International Operations Executive with over 40 years of proven success leading international start-ups, vehicle launches both in OEM and Tier 1 supplier companies and most recently Electric Vehicle launches. These global activities included expat assignments in China, Mexico in addition to multiple U.S. locations. Since August 2020, Dennis has been serving as the Chief Operations Officer of Kimber Manufacturing Inc., a premium outdoor recreation products company. From June 2016 through June 2019, Dennis was President and Chief Operations Officer at Karma Automotive, which included building the operations organization and launching the 2018 Karma Revero and 2020 Revero GT. Dennis also served as Vice President of Remy Aftermarket operations from January 2014 to June 2016. Other notable highlights from Dennis’ career include 39 years of executive leadership experience with General Motors in 9 locations including China, Mexico, and the U.S. from June 1970 to October 2009, where he worked at all organizational levels starting as an hourly employee to becoming an executive officer. Dennis holds a Master of Business Administration from the University of Delaware and a Bachelor of Mechanical Engineering from Kettering University (formally General Motors Institute).

Ed DeFrank, Director

Edmond DeFrank is registered U.S. Patent Attorney and brand management and anti- counterfeiting specialist. Mr. DeFrank has over 27 years’ experience as a computer engineer and patent and trademark attorney in the high technology sector. He has worked at his own legal practice for the last ten years. He has written and prosecuted over one thousand trademarks and patents for large high technology companies, start-up companies, educational institutions and governmental entities. Mr. DeFrank’s past representative clients include Microsoft, Hewlett-Packard Company, IBM, Nintendo, Caltech, NASA, Jet Propulsion Laboratory, Motorola, Samsung, AT&T, Applied Materials Semiconductor, UCLA, UC Davis, Raytheon, Northrop Grumman Aerospace, Seagate Technology and Quest Nutrition.

In addition, Mr. DeFrank has worked with small start-up companies and “Fortune 100” companies on trademark brand management and strategic patent counseling. Specifically, Mr. DeFrank has managed trademarks, brands and exploited patent portfolios worth form six figures to billions of dollars through audit, analysis, valuation and licensing. Mr. DeFrank has extensive experience performing due diligence for intellectual property acquisition, licensing, prosecution and litigation; managing, structuring and negotiating relationships between high tech companies, including forming licensing opportunities to generate revenue from intellectual property. In addition, Mr. DeFrank has negotiated and created complex licensing, outsourcing, software development, manufacturing, marketing and distribution agreements and performed due diligence and managed all intellectual property aspects of multi-million-dollar mergers and acquisitions.

Mr. DeFrank also has entrepreneurial, business development, software development and product development experience, including foreign outsourcing. Mr. DeFrank founded, operated and successfully sold several product and software companies and is a named inventor on 5 issued patents and over 30 pending patents.

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Neil Hannemann

Mr. Hannemann is currently a member of the board of directors for Saleen. Mr. Hannemann began his automotive career by attending General Motors Institute. Upon graduation he worked at Minicars, Inc., involved in government contracts regarding vehicle safety. He then took a job with Chrysler working at the Chrysler/Shelby Performance Center, which was run by automotive legend Carroll Shelby, where Neil was involved in research for vehicle performance and the development of specialty Shelby products. Neil was also a development engineer for the Dodge Viper, a program manager for the Viper GTS/R racing program, and a program manager for the Dodge NASCAR effort. After almost 20 years with Chrysler Neil then went to Saleen to work for another automotive legend, Steve Saleen, to develop the road going version of the Saleen S7. This led to Neil becoming the Chief Engineer for the Ford GT, and Saleen was involved in the manufacturing of that vehicle. Finally, Neil went to another legendary company, McLaren to again develop road going supercars for the McLaren brand. Since 2007, Neil has been a consultant working in a wide range of areas with a focus on supporting litigation related to vehicle safety.

Michael Deschenes

Mr. Deschenes is currently retired after having been active as an executive in the automobile industry for over 37 years. Most recently, Mr. Deschenes served as the Managing Director of Rampage Products, a Jeep accessory company, from January 2006 until March 2016. He holds a B.S. in Business Administration from California State University, Fullerton. Mr. Deschenes’ experience as an automobile industry executive qualifies him to serve as a director.

Ed Lamb

Mr. Patrick “Ed” Lamb is currently an independent director and advisor for various companies in tech, real estate and entertainment. Mr. Lamb has nearly 30 years of successful CFO experience in various large public, public subsidiary, and private entities, specifically in the financial services and entertainment arenas. He has public and private company board experience and has an extensive background with the debt and equity capital markets, acquisitions and divestitures, operations, corporate governance and various financing and securitization structures, many involving multi-billion dollar transactions. He has received various business, community and leadership awards, as well as authored several articles and speaking at many conferences and business schools across the country. He has served in CFO and operational roles for the Los Angeles Clippers, Fremont General Corporation and Fremont Financial Corporation. His career started out with Ernst & Young in San Francisco. Mr. Lamb also currently serves on the BYU Marriott School’s SOA Advisory Board, as well as the non-profit boards of the Los Angeles County Fire Department Foundation and the Beit Lehi Foundation. He also is currently an adjunct instructor for the University of San Francisco’s Masters in Sports Management program. Education: Mr. Lamb holds BS and MAcc degrees in Accountancy, with a minor in Managerial Economics, from the BYU Marriott School of Business.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended March 31, 2021, the Company had two executive officers and directors who were compensated as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)(1)	Total compensation ($)
Steve Saleen	CEO	114,785	309,388	424,173
Michael Roe (2)	CFO	94,233	91,152	185,385
Corry Davis (3)	VP-Engineering	104,810	119,229	224,039

(1)	Our executive officers have agreed to defer a portion of their compensation. This does not reflect 150,000 stock options that vest quarterly over a period of three years or 492,000 shares of restricted stock granted to Mr. Roe. For more details, see the description of Mr. Roe’s employment agreement below.
(2)	Mr. Roe received $94,233 paid in cash, $91,152 was deferred (see note 1, above), and received a $100,000 bonus, which was also deferred.
(3)	Mr. Davis is no longer employed by the Company, and has entered into an agreement with the Company to receive his deferred compensation. Pursuant to a verbal arrangement, Mr. Davis is receiving his backpay from the Company on a weekly basis.

For the fiscal year ended March 31, 2021, the Company did not pay its directors for their service. There were 3 directors in this group.

Employment Agreements

On December 29, 2017, the Company entered into an employment agreement with Mr. Saleen. The agreement has a term of six years and automatically renews for successive twelve-month periods, provides for an annual salary of $400,000 with 3% annual increases, bonus and stock option grant programs as determined by the Company’s Board of Directors, a Saleen branded car with an approximate value of $100,000, and a bonus of $150,000 in the event the Company raises capital in the future of $500,000 or more. Mr. Saleen may terminate the employment agreement at any time with 30-days written notice. In the event Mr. Saleen is terminated for any reason by the Company, Mr. Saleen will be entitled to receive the greater of the remaining obligations due under his employment agreement or four years’ salary as a severance payment due within 30 days of his termination by the Company.

Mr. Roe has an employment agreement with the Company, dated April 30, 2020, that governs his at-will employment, including receiving benefits, insurance and participation in the Company retirement plan on the same terms as other employees. Under the agreement, Mr. Roe’s receives an annual salary of $200,000 and participation in a Bonus Plan under which he may receive up to 50% of his yearly salary based on targets achieved, or if all targets are met he may receive at a minimum $175,000. His bonus for 2021 was a guaranteed $100,000. In the event Mr. Roe is terminated without cause, he may receive two weeks of severance. Additionally, the agreement grants 492,000 shares of the Company’s Common Stock that will vest 50% at the end of the first year, and the remaining 50% at the end of the second year.

The Company also has a 2021 Equity Incentive Plan under which employees, directors and consultants may receive awards of stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards, and other stock awards at the discretion of the Company’s board of directors. For more details, our Equity Incentive Plan, filed as Exhibit 6.4 to the Offering Statement of which this Offering Circular forms a part.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table displays, as of September 30, 2021, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Steve Saleen, CEO and Director 2735 Wardlow Road, Corona, CA 92882	3,967,734	None	16.19%
Common Stock	Edvest Saleen LLC (1) 1120 Saw Mill River Road, Yonkers, NY 10710	3,997,746	See below (1)	16.31%
Common Stock	Ron and Ellen Harris (2) 25521 Prado De Las Flores, Calabasas, CA 91302	2,649,167	See below (2)	10.81%
Common Stock	David Weiner (3) 12400 Ventura Blvd., Suite 327 Los Angeles, CA 91604	3,060,265	See below (3)	12.48%
Common Stock	Gakasa Holding, LLC (4) 5 East 44th Street New York, NY 10017	2,910,491	None	11.87%
Common Stock	All executive officers and directors as a group (2 people in this group)	5,934,401	None	24.20%
Series B Preferred Stock	Bella Automotive LLC (3) 12400 Ventura Blvd., Suite 327 Los Angeles, CA 91604	667	See below (3)	100.0%

This table is based on a total of 24,515,691 shares of Common Stock outstanding as of December 16, 2021.

(1)	Includes a currently exercisable warrant to purchase 833,333 shares of common stock at $0.60 per share. Leslie Edelman is the manager of Edvest Saleen LLC and has voting and dispositive power over the shares held by it.
(2)	Includes 1,075,452 shares of common stock held by the Harris Family Living Trust dated October 3, 1990 (the “Harris Trust”); 1,073,715 shares of common stock held by Polycomp Trust Company CDN FBO Ronald Harris IRA (the “IRA”); and warrants to purchase 500,000 shares of common stock held by SM Funding Group, Inc. (“SM Funding”). Ron and Ellen Harris are spouses and are the Trustees of the Harris Trust and share voting and dispositive power over the shares held by it, Ron Harris is the Trustee of the Certitude Trust and has voting and dispositive power over the shares held by it, Ron Harris has sole voting and dispositive power over the shares held by the IRA, and Ron Harris is the sole stockholder of SM Funding, and shares voting and dispositive power over the shares held by it.
(3)	Includes 2,393,605 shares of common stock held by W-Net Fund I, L.P., 666.66 shares of Series B Preferred Stock held by Bella Automotive LLC (“Bella”) that may be converted into 666,660 shares of common stock held by Bella. David Weiner is the general partner of W-Net Fund I, L.P. and sole member of Bella Automotive LLC and in such capacities has voting and dispositive control over these shares.
(4)	Fred Knoll is the President of Knoll Capital Management LP, which is the investment manager for Gakasa Holdings, LLC, and in such capacity has voting and dispositive control over the shares held by Gakasa Holdings, LLC.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the last two fiscal years, including any currently proposed transaction, we engaged in the following related party transactions:

Steve Saleen

During fiscal year 2020, we settled total outstanding balance due to Steve Saleen, our founder and chief executive officer, for $0.5 million. Amounts due to Mr. Saleen included advances made to us and accrued compensation. The advances were non-interest bearing, with no formal terms of repayment. As of March 31, 2021, we owed Mr. Saleen $0.3 million for accrued compensation.

Steve Saleen is a party to an Assignment and License Agreement with our Predecessor, dated May 23, 2013, and which was assumed by the Company. Under the Assignment and License Agreement, the Company has a perpetual, irrevocable, royalty-free, worldwide license to use Mr. Saleen’s likeness in the creation, engineering, development, production, manufacturing, packaging, promotion, distribution, marketing, sale and racing of electric and other high performance vehicles, vehicle parts and accessories, and apparel. Excluded from this license are the use of Mr. Saleen’s likeness in relation to movies, television programs, plays, scripts, books, articles, video games, computer games, action figures, toys, miniatures, speeches, public appearances, and incidental activities. Under the terms of the Assignment and License Agreement, Mr. Saleen was to receive consideration of 341,943 shares of Super Voting Preferred Stock, issued by the Predecessor, and the right to terminate all licenses for the use of his likeness in the event the Company files a petition for relief under Chapter 7 of the Bankruptcy Code or in the event a petition for relieve is converted to a Chapter 7 proceeding. The Predecessor’s Super Voting Preferred Stock was not issued to Mr. Saleen. The Predecessor’s board of directors adopted a resolution on July 15, 2021, granting Mr. Saleen a right to additional equity in the Company for the purpose of maintaining his ownership at 22.5% after completion of this Offering if Mr. Saleen would agree to amend the Assignment and License Agreement to remove the right to terminate the license for use of his likeness. To date, this resolution has not been adopted by the Company.

S7 Agreement

On May 31, 2019, we entered into an asset purchase agreement with S7 Supercars, LLC (“S7 Supercars”) (“S7 Purchase Agreement”), a related party controlled by affiliates of two of our principal stockholders., pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the Saleen S7 supercar (“S7”), and related intellectual property, to us for an aggregate purchase price of $1.5 million comprised of a cash consideration of $0.8 million and the elimination of an $0.7 million accounts receivable from S7 Supercars. We accounted for this purchase as an asset acquisition, and accordingly, the consideration given for the assets was allocated to a trade name in intangible assets. Prior to the execution of the S7 Purchase Agreement, we manufactured the S7 under the agreement with S7 Supercars. S7 Purchase Agreement contains a provision that we pay S7 Supercars up to four payments of $0.1 million each for a sale of S7 through May 31, 2021, subject to the certain conditions included in the S7 Purchase Agreement. During this two-year period, we did not sell any S7, and therefore, did not make any payments to the sellers of S7 Supercars. During two months ended May 31, 2019, we recognized revenue from S7 Supercars of $0.5 million.

W-Net Loan

On May 28, 2021, we entered into a secured note purchase agreement with an aggregate principal amount of $0.3 million with W-Net Fund I, L.P. (“W-Net Loan”), a related party controlled by David Weiner, which we may request a draw from time to time up to the principal amount through the maturity date of November 28, 2021. The Company is in the process of extending this note for another 90 days to February 28, 2022. Through August 2021, we made draws in the aggregate principal amounts of $0.3 million. All outstanding principal and accrued interests under the W-Net Loan are due on the maturity date. The W-Net Loan bears interest at 12% per annum and is secured by automobiles. The W-Net Loan contains mandatory prepayments after the receipt of any proceeds from the sale of our equity securities or Saleen 1 automobiles. The W-Net Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the W-Net Loan.

Certitude Note

On July 31, 2021, the Company issued a promissory note (the “Certitude Note”) in the amount of $0.2 million to Certitude Trust in connection with a litigation settlement. Ron Harris, a related party, controls the Certitude Trust, including the shares held by it, and overall beneficially owns 18.8% of the Company’s voting securities. The Certitude Note bears annual interest of 6% and is due July 13, 2022, or upon completion of an equity financing during fiscal year 2022.

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SECURITIES BEING OFFERED

General

This Offering is composed of 21,000,000 shares of Common Stock being sold by the Company, and 9,000,000 shares being sold by selling shareholders, for an aggregate of 30,000,000. See “Plan of Distribution and Selling Securityholders.” The following description summarizes important terms of the Company’s Common Stock. This summary does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation (“COI”) and Bylaws, copies of which have been filed as exhibits to the Offering Statement of which this Offering Circular forms a part. For a complete description of the Company’s Common Stock, you should refer to the COI, the Bylaws, the Subscription Agreement and applicable provisions of the Delaware General Corporation Law (“DGCL”).

As of the date of this Offering Circular, the authorized capital is comprised of 100,000,000 shares of Common Stock, par value $0.0001 per share and 1,000,000 shares of Preferred Stock, par value $0.0001 per share. As of December 16, 2021, the Company had 24,515,691 outstanding shares of Common Stock. The Company has designated 1,000 units of Series B Preferred Stock, par value $0.0001. Each unit of Series B Preferred Stock is convertible into 1,000 shares of Common Stock and a warrant to purchase 500 shares of Common Stock at an exercise price of $0.70 per share. The warrants had a term of three years and expired on September 11, 2021. The Company sold 666.66 units of Series B Preferred Stock on September 11, 2018, which remain outstanding.

The rights and preferences of the Company’s Common Stock and Series B Preferred Stock are described below.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Common stockholders are entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. However, our Certificate of Incorporation does not provide for cumulative voting in the election of directors, and does not entitle holders of our Common Stock to vote on any amendment to the COI relating to the terms of one or more outstanding series of preferred stock unless otherwise required by law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company’s Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

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Series B Preferred Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Series B Preferred Stock are entitled to receive dividends along with our Common Stockholders on an as-if-converted basis.

Voting Rights

Holders of our Series B Preferred Stock are entitled to vote on an as-if-converted basis with the holders of our Common Stock as a single class on all matters submitted to a vote of holders of Common Stock, including to elect all members of the board of directors at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such director.

Change of Control

Holders of the Series B Preferred Stock have the right, voting as a separate class, following a “change of control”, to elect a majority of the members of the board of directors at each meeting or pursuant to each consent of our stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors. A “change of control” is deemed to have occurred in the event the directors who were seated on our board on September 11, 2018, (“Date of Issuance”) no longer constitute the majority of serving directors or the holders of a majority of the outstanding Series B Preferred Stock no longer constitute a majority of our board of director. Exceptions to this right include changes to the membership of our board that were approved by a majority of directors who were in office on the Date of Issuance and were still serving when approval was given.

Conversion into Common Stock

Each share of Series B Preferred Stock is convertible into 1,000 shares of the Company’s Common Stock at the option of the holder. The conversion rate for the number of shares of Common Stock into which the Series B Preferred Stock shall be converted shall be subject to adjustment from time to time if the number of outstanding shares of Common Stock increases or decreases due to stock dividends, recapitalization, consolidation, reclassification, stock splits, reverse stock splits or similar events.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series B Preferred Stock will be entitled to participate along with holders of our Common Stock on an as-if-converted basis.

Redemption

The Series B Preferred Stock does not have any redemption rights.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

We are offering a maximum of 21,000,000 shares of Common Stock to the public and certain of our shareholders are offering a maximum of 9,000,000 shares of Common Stock, in each case at a price of $1.00 per share on a “best efforts” basis.

The Company intends to market its Common Stock in this Offering both through online and offline means. Online marketing may take the form of soliciting potential investors through various channels of online and electronic media whereby the Offering Circular may be delivered contemporaneously and posting “testing the waters” materials or the Offering Circular on an online investment platform.

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The Offering will terminate at the earliest of the date at which the maximum offering amount has been sold, or the date at which the Offering is earlier terminated by the Company in its sole discretion. At least every 12 months after this Offering has been qualified by the United States Securities and Exchange Commission, the Company will file a post-qualification amendment to include the Company’s recent financial statements.

The Company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors for shares being sold by the Company will be available to the Company. After the initial closing of this offering, the Company expects to hold closings on at least a monthly basis.

After reaching $7,500,000 in gross proceeds from investors, the Company will allow current securityholders to sell their shares in this offering. After the first $15,000,000 in aggregate proceeds, $1,500,000 will have been sold by selling securityholders. After aggregate proceeds of $22,500,000, $4,500,000 will have been sold by selling securityholders. And after $30,000,000 in aggregate proceeds, $9,000,000 will have been sold by selling securityholders. At no point will selling securityholders account for more than 30% of the offering proceeds.

The Company and the selling securityholders are offering securities in all states.

The Company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the Commission and a member of FINRA, to perform the following broker-dealer, administrative and technology related functions in connection with this offering, and as broker-dealer of record, but not for underwriting or placement agent services:

●	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer.
●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering, and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation.
●	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor.
●	Not provide any investment advice nor any investment recommendations to any investor.
●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).
●	Responsibility for all FINRA 5110 filings and updates.
●	Review of written communications for compliance with applicable rules. Coordinate with third party providers to ensure adequate review and compliance. It is ultimately the responsibility of the Company as to whether to accept the recommendations of Dalmore with respect to compliance with written communications.

●	Provide, or coordinate the provision by a third party, of an “invest now” payment processing mechanism, including connection to a qualified escrow agent.

As compensation for the services listed above, the company has agreed to pay Dalmore fees consisting of the following:

●	$5,000 advance payment for out of pocket expenses.
●	$20,000 consulting fee due and payable immediately after FINRA issues a no objection letter.

In addition, the Company will pay Dalmore a commission equal to 2% of the amount raised in the offering to support the offering once the Commission has qualified the Offering Statement and the offering commences. Assuming that the Offering is open for 12 months, the Company estimates that fees due to Dalmore pursuant to the 2% commission would be $600,000 for a fully-subscribed offering. Finally, the total fees that the Company estimates that it will pay Dalmore, pursuant to a fully-subscribed offering would be $625,000. These assumptions were used in estimating the fees due in the “Use of Proceeds to Issuer.”

Process of Subscribing

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase shares. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by check, wire transfer, credit or debit card or ACH transfer to the escrow account to be setup by the Company’s escrow agent, Prime Trust, LLC (the “Escrow Agent.”) The funds tendered by potential investors will be held by the Escrow Agent in a segregated account exclusively for the Company’s benefit. Funds will be transferred to the Company at each Closing. The escrow agreement can be found in Exhibit 8 to the Offering Statement of which this Offering Circular is a part.

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Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of their annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor. After Dalmore has completed its review of a subscription agreement for an investment in the company, the funds may be released by the escrow agent.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by check, wire, credit or debit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into an escrow account at the Escrow Agent for the benefit of the company. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account at the Escrow Agent.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the Company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the company will send a confirmation of such acceptance to the subscriber.

Dalmore has not investigated the desirability or advisability of investment in the Common Stock, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Dalmore is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Dalmore is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Dalmore’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Dalmore in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the company. All inquiries regarding this offering should be made directly to the Company.

Upon confirmation that an investor’s funds have cleared, the Company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

Escrow Agent

The Escrow Agent has not investigated the desirability or advisability of investment in the Common Stock nor approved, endorsed or passed upon the merits of purchasing the securities.

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Transfer Agent

The Company has also engaged Issuer Direct Corporation (the “Transfer Agent”), a registered transfer agent with the Commission, who will serve as transfer agent to maintain shareholder information on a book-entry basis; there are no set up costs for this service, fees for this service will be limited to secondary market activity.

Provisions of Note in Our Subscription Agreement

Proxy

The subscription agreement grants an irrevocable proxy, coupled with an interest, to the Company’s CEO to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Forum Selection Provision

The subscription agreement that investors will execute in connection with the Offering includes a forum selection provision that requires any claims against the Company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the Offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws. By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

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Selling Security Holders

The selling shareholders set forth below will sell up to a maximum of 9,000,000 shares of Common Stock, representing 62.5% of our outstanding shares of Common Stock.

The following table sets forth the name of the selling shareholders, the number of shares of Common Stock beneficially owned by them prior to this offering, the number of shares being offered by them in this offering and the number of shares and percentage of outstanding shares of Common Stock to be beneficially owned by them after this offering, assuming that all of the selling shareholder shares are sold in the offering.

We will pay all of the expenses of the offering (other than the 2% fee charged by Dalmore and any other selling agents’ discounts and commissions, payable with respect to the selling shareholder shares sold in the offering) but will not receive any of the proceeds from the sale of selling shareholder shares in the offering.

Selling Shareholder	Amount Owned Prior to the Offering	Amount Offered by Selling Shareholder	Amount Owned after the Offering
Johnny M. Puga	26,998	15,847	11,151
The Santoro Family Trust	114,281	67,080	47,201
The Jeffrey S. Harris Living Trust (1)	176,378	103,529	72,849
Marc Kerner Trustee	179,624	105,435	74,189
Eric Kerner	180,146	105,741	74,405
Robert Schmidt &	180,504	105,951	74,553
Ronald and Linda Franco	264,877	155,476	109,401
Adam Liebross	320,285	187,999	132,286
Edvest Captive LLC	472,083	277,101	194,982
Harris Family Living Trust	1,075,452	631,263	444,189
Polycomp Trust Company CDN	1,073,715	630,244	443,471
Certitude Trust	1,966,667	1,154,384	812,283
W-Net Fund I LP	2,393,605	1,404,986	988,619
Gakasa Holdings, LLC	2,910,491	1,708,385	1,202,106
Edvest Saleen, LLC	3,997,746	2,346,577	1,651,169
Total (1)	15,332,852	8,999,998	6,332,854

(1) The total number of shares owned by the selling stockholders prior to this offering represents 62.5% of the Company’s capital stock, on a fully diluted basis, assuming all options are exercised, shares of Preferred Stock are converted to Common Stock, and all convertible notes convert to shares of Common Stock.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semiannual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the Company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

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FINANCIAL STATEMENTS

Saleen Automotive, Inc. and Subsidiaries

Consolidated Financial Statements

As of and for the years ended March 31, 2021 and 2020

F-1

F-2

Independent Auditors’ Report

Board of Directors

Saleen Automotive, Inc. and Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Saleen Automotive, Inc. (the Company), which comprise the consolidated balance sheets as of March 31, 2021 and 2020, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saleen Automotive, Inc. as of March 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that Saleen Automotive, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a net capital deficiency and has negative cash flows from operations. In addition, the ongoing coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization in March 2020, continues to disrupt international and U.S. economies and markets, including the Company’s operations. While the disruption is currently expected to be temporary, there is uncertainty around the duration and the related financial impact cannot be reasonably estimated at this time. Therefore, the combination of these factors raises substantial doubt exists about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Emphasis of Matter Regarding Change in Accounting Principle

As discussed in Note 2 to the financial statements, in February 2016 the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases, which was subsequently amended in 2018 by ASU 2018-10, ASU 2018-11, and ASU 2018-20 (collectively, Topic 842). The Company adopted Topic 842 using the modified retrospective approach, using a date of initial application of April 1, 2019. The adoption of this standard on April 1, 2019 resulted in the Company recording right-of-use assets and operating lease liabilities on its consolidated balance sheets. Our opinion is not modified with respect to this matter.

/s/ Baker Tilly US, LLP

Los Angeles, CA

September 14, 2021

F-3

Saleen Automotive, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amounts)

	March 31,
	2021	2020
ASSETS
Current assets:
Cash	$404	$2
Accounts receivable, net	193	322
Inventories	193	187
Other current assets	69	8
Total current assets	859	519

Non-current assets
Property and equipment, net	1,008	1,489
Intangible asset	1,482	1,482
Right-of-use assets	3,380	3,709
Other non-current assets	234	234
Total non-current assets	6,104	6,914
Total assets	$6,963	$7,433

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,778	$1,051
Accrued liabilities	3,519	2,987
Deferred revenue	942	89
Long-term debt due within one year	227	221
Total current liabilities	6,466	4,348

Non-current liabilities
Long-term debt, net of current	1,048	—
Operating lease liabilities	3,269	3,599
Other non-current liabilities	55	28
Total non-current liabilities	4,372	3,627
Total liabilities	10,838	7,975

Commitments and contingencies (Note 7)

Stockholders’ deficit:
Preferred stock, $0.001 par value—2,000 authorized; Series B; 667 issued and outstanding	—	—
Common stock, $0.001 par value—100,000 shares authorized; 24,537 shares issued and outstanding	25	25
Additional paid-in capital	36,407	36,407
Accumulated deficit	(40,307)	(36,974)
Total stockholders’ deficit	(3,875)	(542)
Total liabilities and stockholders’ deficit	$6,963	$7,433

See accompanying notes to consolidated financial statements.

F-4

Saleen Automotive, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended March 31,
	2021	2020
Revenues
Products	$2,142	$4,064
Services	252	23,920
Other	87	57
Total revenues	2,481	28,041

Cost of revenues
Products	2,109	2,806
Services	278	17,696
Total cost of revenues	2,387	20,502
Gross profit	94	7,539

Operating expenses:
Selling, general and administrative	4,694	7,288
Research and development	38	7
Total operating expenses	4,732	7,295

Operating (loss) income	(4,638)	244

Other income (expense), net:
Interest expense	(25)	(11)
Forgiveness of debt	899	—
Other expense, net	(5)	—
Total other income (expense), net	869	(11)

(Loss) income before income taxes	(3,769)	233
Income tax (benefit) provision	(436)	880
Net loss	$(3,333)	$(647)

Loss per share – basic and diluted	$(0.14)	$(0.03)

Shares used in computing loss per share
Basic and diluted	24,537	24,537

See accompanying notes to consolidated financial statements.

F-5

Saleen Automotive, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(In thousands)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, March 31, 2019	667	—	24,537	$25	$36,407	$(36,490)	$(58)
Cumulative effect of change in accounting principle (Accounting Standards Codification 842, Leases)	—	—	—	—	—	163	163
Net loss	—	—	—	—	—	(647)	(647)
Balance, March 31, 2020	667	—	24,537	25	36,407	(36,974)	(542)
Net loss	—	—	—	—	—	(3,333)	(3,333)
Balance, March 31, 2021	667	—	24,537	$25	$36,407	$(40,307)	$(3,875)

See accompanying notes to consolidated financial statements.

F-6

Saleen Automotive Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(3,333)	$(647)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	256	279
Provision for losses on accounts receivable	180	2,335
Gain on forgiveness of debt	(899)	—
Non-cash lease expense	329	306
Other	74	39
Changes in operating assets and liabilities:
Accounts receivable	(51)	(3,203)
Inventories	(6)	(79)
Other current and non-current assets	(61)	(171)
Accounts payable	727	699
Accrued liabilities	264	(618)
Deferred revenue	853	(422)
Net cash used in operating activities	(1,667)	(1,482)

Cash flows from investing activities:
Purchase of intangible asset	—	(800)
Purchases of property and equipment	(86)	(1,118)
Proceeds from sale of property and equipment	287	—
Net cash provided by (used in) investing activities	201	(1,918)

Cash flows from financing activities:
Payments to related party, net	(62)	(457)
Repayments of long-term debt	(75)	(151)
Proceeds from long-term debt	2,005	—
Net cash provided by (used in) financing activities	1,868	(608)

Net change in cash	402	(4,008)
Cash, beginning of period	2	4,010
Cash, end of period	$404	$2

Supplemental disclosures of cash flow information:
Cash paid for interest	—	(1)
Cash received for income taxes, net	—	4,993

Supplemental disclosure of non-cash financing and investing activities:
Reclassification of accounts receivable	—	682
Adoption of Accounting Standards Codification 842, Leases	—	163

See accompanying notes to consolidated financial statements.

F-7

Saleen Automotive Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(In thousands)

Note 1 – Overview

Description of Business

Saleen Automotive, Inc. (the “Company”) is an engineering services and original equipment manufacturer (“OEM”) of high-performance vehicles (“Saleen OEM”) that are built from the ground up. The Company designs, develops, manufactures, and sells high-performance vehicles built from base chassis of major American automobile manufacturers (“Saleen Signature Cars”). The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company currently has customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets.

Except as otherwise specified, references to years indicate the Company’s fiscal year ended March 31, 2021 or the year ended March 31 of the year referenced.

Asset Acquisition

On May 31, 2019, the Company entered into an asset purchase agreement with S7 Supercars, LLC (“S7 Supercars”) (“S7 Purchase Agreement”), a related party controlled by affiliates of two of the Company’s principal stockholders, pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the Saleen S7 supercar (“S7”), and related intellectual property, to the Company for an aggregate purchase price of $1,482 comprised of a cash consideration of $800 and the elimination of an $682 accounts receivable from S7 Supercars. The Company accounted for this purchase as an asset acquisition, and accordingly, the consideration given for the assets was allocated to a trade name in intangible assets. Prior to the execution of the S7 Purchase Agreement, the Company manufactured the S7 under the agreement with S7 Supercars. S7 Purchase Agreement contains a provision that the Company pay S7 Supercars up to four payments of $50 each for a sale of S7 through May 31, 2021, subject to the certain conditions included in the S7 Purchase Agreement. During this two-year period, the Company did not sell any S7, and therefore, did not make any payments to the sellers of S7 Supercars.

Going Concern

During fiscal years 2021 and 2020, the Company recorded net losses of $3,333 and $647, respectively, which includes $180 and $2,335 for provisions for losses on accounts receivable from JSAT, respectively. During fiscal years 2021 and 2020, net cash used in operating activities was $1,667 and $1,482, respectively, and the Company expect negative operating cash flows in future quarters.

During the fourth quarter of fiscal year 2020, the global outbreak of COVID-19 and the loss of the Company’s major engineering services customer, Jiangsu Saleen Automotive Technology Co., an unaffiliated manufacturing company in China (“JSAT”), have had a significant adverse impact on the Company’s business. These circumstances are expected to continue to negatively impact revenue, earnings, and operating cash flows in future quarters. Consistent with the actions taken by governmental authorities in mid-March 2020, the Company had idled all production and engineering operations and the Company restarted operations in a phased manner at the Company’s facilities at the end of March 2020.

The combination of these factors raises substantial doubt about the Company’s ability to continue as a going concern as assessed under the framework of Financial Accounting Standard Board (“FASB”) Accounting Standard Codification (“ASC”) 205. The ASC 205 assessment framework is a two-step process in which an entity assesses whether substantial doubt about its ability to meet its obligations during the subsequent 12 months from the assessment date is raised, and if substantial doubt is raised, whether management’s plans will be effectively implemented to alleviate the factors that raise the substantial doubt. Management believes that while substantial doubt is raised based on certain factors which existed during the fiscal year ended March 31, 2021, including but not limited to the COVID-19 pandemic, its plans may be effectively implemented such that the substantial doubt may be alleviated. As such, the Company’s consolidated financial statements for the year ended March 31, 2021 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Cash, projected cash flow from operations, and future debt and equity financings are expected to be sufficient to meet the Company’s working capital requirements for the next 12 months.

F-8

To improve liquidity, the Company has taken a number of actions including reducing workforce through a combination of involuntary layoffs and natural turnover, negotiating temporary terms with the Company’s vendors and landlords, and entering into financing arrangements.

On April 16, 2020, the Company entered into an unsecured promissory note with a principal amount of $899 through MUFG Union Bank, N.A. (“Union Bank”) under the Paycheck Protection Program (“PPP”) (“2020 PPP Loan”) under the PPP administered by the Small Business Administration (“SBA”) and established as part of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). In January 2021, the full amount outstanding under the 2020 PPP Loan was forgiven (see Note 5). On February 25, 2021, the Company entered into another PPP Loan with a principal amount of $894 through Union Bank (“2021 PPP Loan”) under the PPP administered by the SBA and established as part of the CARES Act (see Note 5). On August 18, 2020, the Company entered into a secured promissory note with a principal amount of $150 with the SBA (“SBA Loan”) (see Note 5).

Inadequate working capital would have a material adverse effect on the Company’s business and operations and could cause the Company to fail to execute the Company’s business plan, fail to take advantage of future opportunities or fail to respond to competitive pressures or customer requirements. A lack of sufficient funding may also require the Company to significantly modify its business model and/or reduce or cease operations, which could include implementing cost-cutting measures or delaying, scaling back, or eliminating some or all of its ongoing and planned investments in corporate infrastructure, research and development projects, business development initiatives and sales and marketing activities, among other activities. Based on management’s current best estimates of market demand, planned production rates, timing of cash receipts and expenditures, its ability to successfully implement further actions to improve liquidity as well as its ability to access additional liquidity, if needed, the Company believe it is probable that the Company will be able to fund its operations for the foreseeable future.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Preparation

These consolidated financial statements include the accounts of Saleen Automotive, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. In the opinion of management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period’s presentation.

Recently Adopted Accounting Standards

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), as amended (“ASC 842”), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. The Company adopted ASC 842 effective April 1, 2019, using a modified retrospective transition method, under which the amounts in prior periods presented were not restated. As permitted under the transition guidance, the Company carried forward the assessment of whether its contracts contain or are leases, classification of its leases, and remaining lease terms. The Company also used hindsight in determining lease terms. Upon adoption, the Company recorded $4,015 of right-of-use (“ROU”) assets and $4,116 of lease liabilities on the Company’s consolidated balance.

F-9

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity, and also improves and amends the related earnings per share guidance for both Subtopics. The ASU will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and early adoption is permitted. Management does not expect material impacts from this ASU on the Company’s consolidated financial statements.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those goods and services. For performance obligations related to substantially all its products, control transfers at a point in time either upon shipment of the product to the customer or delivery. Except for warranty claims, the Company has no post-sales obligations. Amounts billed to the Company’s customers for shipping and handling are recorded in revenue. Shipping and handling costs incurred by the Company are included in cost of revenues.

The Company recognizes revenue from its engineering and design contracts and consulting services contracts as the services are provided and accepted by its customers. Deferred revenue is recorded for any payments received for services yet to be completed. Under the terms of its engineering design and development contracts, costs are invoiced as incurred plus a markup.

Variable Consideration

Our revenue generating activities include variable consideration which is recorded as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the anticipated performance and all information (historical, current, and forecasted) that is reasonably available.

Returns for products sold are estimated using the expected value method and are recorded as a reduction in reported revenues at the time of sale based upon historical product return experience and is adjusted for known trends to arrive at the amount of consideration to which the Company expect to receive. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Contract Assets and Contract Liabilities

Contract liabilities consist of amounts accrued relating to performance obligations yet to be satisfied and amounts accrued relating to contracts that do not meet the criteria as a contract with a customer and cannot yet be recorded in revenue. Certain product sales require customers to make deposits at the time of signing the related sales order. The Company receives either partial or full deposits related to the sales orders in advance of shipment and is generally paid in full prior to the shipment of the products. These customer deposits are recorded as deferred revenue, which the Company expects to be realized in less than a year. For engineering service contracts where the performance obligation is not completed, a contract liability is recorded for any payments received in advance of the performance obligation being completed or satisfied.

During the fourth quarter of fiscal year 2020, the Company reevaluated the relationship with JSAT due to their inconsistent payment timing and the fact that the Company and JSAT have placed this agreement on hold. As a result of this reevaluation, the Company determined that it was no longer probable that the Company would collect the consideration from JSAT, and therefore, the related receivable from JSAT was reserved as of March 31, 2020. The related service revenues and costs recorded during the fourth quarter of fiscal year 2020 were deferred and subsequently written off during fiscal year 2020, which resulted in income of approximately $1,356 included in selling, general and administrative expenses in the consolidated statements of operations for fiscal year 2020. The increased income was a result of recognizing deferred revenue offset by deferred contract costs from JSAT as the Company received several assets as payment in kind for JSAT’s services.

F-10

Warranties

The Company provides a three-year or 36,000 miles new vehicle limited warranty for certain products. This vehicle limited warranty applies only to installed parts and/or assemblies of the Company’s products. All unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles. Accrued warranty costs are included in other current liabilities in the consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the consolidated income statements. Advertising expense was $172 and $1,446 for fiscal years 2021 and 2020, respectively.

Research and Development Expenses

Research and development costs are expensed in the period incurred.

Stock-Based Compensation

Stock-based awards are comprised principally of stock options. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period, on a straight-line basis, net of estimated forfeitures. The Company use the Black-Scholes option pricing model to determine the grant date fair value of stock options. The model requires management to estimate the expected volatility and expected term of the stock options, which are highly complex and subjective variables. The expected volatility is based on the historical volatility of the Company’s common stock. The expected term is computed using the simplified method as its best estimate given the Company’s lack of actual exercise history. The risk-free rate selected to value any particular grant is based on the U.S. Treasury rate that corresponds to the expected term of the grant effective as of the date of the grant. The expected dividend assumption is based on the Company’s history and management’s expectation regarding dividend payouts.

Income Taxes

Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and the amounts that are reported in the income tax returns. Deferred taxes are evaluated for realization on a jurisdictional basis. The Company record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company will adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

The Company recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of its position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax laws, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company recognize both accrued interest and penalties associated with uncertain tax positions as a component of provision for income taxes in the consolidated statements of operations.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws and regulations may change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management’s estimates, which could require the Company to record additional tax liabilities or to reduce previously recorded tax liabilities, as applicable.

F-11

Cash

Cash include cash on hand and cash on deposit at financial institutions. Cash is stated at cost, which approximates fair value. Cash is maintained in bank deposit accounts that may exceed federally insured limits.

Fair Value Measurements

The Company account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorize each of its fair value measurements in one of those three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

●	Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company have the ability to access. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
●	Level 2 – inputs are based on quoted prices of similar instruments in active markets, quoted prices for identical or similar instruments in market that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3 – inputs are generally unobservable inputs for the asset or liability, which are typically based on management’s estimates of assumptions that market participants would use in pricing the assets and liabilities. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The fair value of the PPP Loan, SBA Loan and convertible promissory note is estimated by using current applicable rates for similar instruments as of the balance sheet date and an assessment of the credit rating. The carrying values of the PPP Loan and SBA Loan as of March 31, 2021, approximate fair value because the interest rate yield is near current market rates for comparable debt instruments. The fair value of the convertible promissory note is estimated by using a discounted cash flow analysis using borrowing rates available to the Company for debt instruments with similar terms and maturities and is classified in Level 2 of the valuation hierarchy. Our other current financial assets and current financial liabilities have fair value that approximate their carrying value.

Income (loss) per Share

Basic income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares that would have been outstanding during the period assuming the issuance of common stock for all potential dilutive common shares outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants and the conversion of convertible notes payable.

The following table sets forth the computation of basic and diluted net income (loss) per common share for the year ended:

	Year Ended March 31,
	2021	2020
Numerator: Loss per share	$(3,333)	$(647)
Denominator: Weighted average common shares outstanding—basic and diluted	24,537	24,537
Loss per share—basic and diluted	$(0.14)	$(0.03)

F-12

The following table sets forth the number of potential common shares excluded from the calculations of net loss per diluted share because their inclusion would be anti-dilutive:

	2021	2020
Stock options	3	3
Warrants	1,667	1,667
Unsecured convertible note	179	171
Convertible preferred stock	667	667
Total	2,516	2,508

Accounts Receivable

The Company extends credit to its customers. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company’s customers to make required payments. The Company specifically analyzes the age of customer balances, historical bad debt experience, customer creditworthiness and changes in customer payment terms when making estimates of the collectability of the Company’s accounts receivable balances. If the Company determines that the financial condition of any of its customers has deteriorated, whether due to customer specific or general economic issues, an increase in the allowance may be made. After all attempts to collect a receivable have failed, the receivable is written off. As of March 31, 2021 and 2020, the allowance for doubtful accounts was $2,514 and $2,334, respectively, of which $2,514 and $2,334 relate to the receivable from JSAT, respectively, that were fully reserved.

Inventories

Inventories are valued at the lower of cost or the net realizable value. Cost is determined on an average cost basis which approximates actual cost on a first-in, first-out basis. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and Equipment, net

Property and equipment are recorded at cost. Depreciation and amortization on property, plant and equipment is recognized on a straight-line basis over the estimated useful lives of the assets, which for machinery and equipment is between three and seven years, including product tooling and manufacturing process equipment; between five and seven years for furniture and fixtures, and the shorter of lease term or useful life for leasehold improvements. Our museum collection of automobiles held for exhibition purposes is not depreciated. Expenditures for repairs and maintenance are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization of disposed assets are removed from the accounts and any resulting gain or loss is included in other income (expense), net in the consolidated statements of operations.

Intangible Assets

Intangible assets are comprised of indefinite-lived assets acquired in the asset acquisition from S7 Supercars in May 2019. Indefinite-lived intangible assets are not amortized but are evaluated at least annually to determine whether the indefinite useful life is appropriate. The trade name acquired has been assigned an indefinite life as management currently anticipate that the trade names will contribute cash flows to the Company indefinitely.

Indefinite-lived intangible assets are reviewed at least annually for impairment. In management’s evaluation of indefinite-lived assets, the Company performed a qualitative assessment to determine whether it is more likely than not that the fair value of the intangible asset is less than it’s carrying amount. If the qualitative assessment is not conclusive, the Company proceed to test indefinite-lived intangible assets for impairment, including comparing the fair value to the carrying value. Fair value determined based upon estimated discounted future cash flows. Based on management’s assessment, the Company believes there was no impairment of the indefinite-lived intangible assets as of both March 31, 2021 and 2020.

F-13

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets held and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows. Management believes there was no impairment of long-lived assets as of both March 31, 2021 and 2020.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in ROU assets, other current liabilities, and operating lease liabilities on its consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For lease agreements with lease and non-lease components, the Company accounts for those components as a single lease component. The Company does not present short-term leases on the balance sheet, as those leases have a lease term of twelve months or less at inception and do not contain purchase options or renewal terms that the Company believes is reasonably certain to exercise.

Note 3 – Revenue Recognition

Service Revenue from Saleen S1

The Company provided engineering, design, and development services to JSAT under a Consulting Agreement entered in September 2016 and a Saleen Engineering Services Agreement (“Engineering Service Agreement”) entered into in April 2018. Under the Engineering Services Agreement, the Company agreed to provide engineering, design, and development services for the Saleen S1 and a sports utility vehicles to be distributed in the United States and China. The Company entered two addendums on the Engineering Services Agreement, one dated September 29, 2019 (the “September Addendum”) and the other dated December 20, 2019 (the “December Addendum”). The September Addendum increased the scope of the contract, price and added distinct deliverables and performance obligations, and thus, the Company accounted for this contract as a separate and distinct contract. The December Addendum increased the price but did not add any distinct deliverables, and thus, the Company accounted for as a modification of the original contract with the change being accounted for prospectively. The Company expected to complete the engineering, designing, and developing of the Saleen S1 in the fiscal year 2020. Under the terms of the Engineering Services Agreement, as amended, the total contract amount was approximately $31.6 million. An early termination fee based on a percentage of the remaining unbilled contract amount would apply in the event the contract was cancelled by JSAT.

F-14

The Company also entered a Saleen S1 Cup Vehicle Development and Production Agreement (“Cup Agreement”) with JSAT in November 2018, and later amended in May 2019. Based on management’s evaluation of this amendment, the amendment clarified the terms of the original Cup Agreement and was accounted for as a modification of the original contract. Under the Cup Agreement, the Company agreed to provide engineering, design, and development services for the Saleen S1 racing vehicle, including prototype development and assembly of racing vehicles to be used in the S1 Cup Racing Series in the United States and China. The Cup Agreement was to provide for aggregate revenues to the Company of $15.6 million.

Service Revenue from Saleen S7

Prior to the asset purchase of the S7 Supercars on May 31, 2019, the Company recognized revenue for engineering and manufacturing services as these services were rendered. Separately, upon the sale by S7 Supercars of a Saleen S7 supercar to the end user, the Company recognized a fee of approximately 33% of the net profit from the sale of the vehicle by S7 Supercars when such sale was completed, the title transferred to the buyer and the buyer had accepted the vehicle.

Disaggregated Revenues

The following table shows disaggregated revenues by major source (in thousands):

	Year Ended March 31,
	2021	2020
Products
Signature cars (1)	$2,131	$3,320
Saleen S7 supercar	—	732
Other	11	12
Total	2,142	4,064

Services
Services provided to JSAT	—	23,126
Services provided to S7 Supercars (2)	—	549
Other	252	245
Total	252	23,920

Other	87	57
Total revenues	$2,481	$28,041

(1)	Signature cars include Saleen branded Ford Mustangs, Ford trucks and Tesla S vehicles.
(2)	The fiscal year 2020 revenue represents the services rendered to S7 Supercars, a related party, prior to the asset acquisition on May 31, 2019.

F-15

Note 4 – Consolidated Financial Statements Details

The following tables show the Company’s consolidated financial statement details as of March 31, 2021 and 2020 (in thousands):

Inventories

	March 31,
	2021	2020
Automobile parts	$95	$187
Work in progress	98	—
	$193	$187

Property and Equipment, Net

	March 31,
	2021	2020
Leasehold improvements	$142	$142
Machinery and equipment	1,816	1,911
Museum collection automobiles	281	429
Furniture and fixtures	157	157
	2,396	2,639
Less: accumulated depreciation and amortization	(1,388)	(1,150)
	$1,008	$1,489

Depreciation and amortization expense for the years ended March 31, 2021 and 2020 amounted to $256 and $279, respectively.

Accrued Liabilities

	March 31,
	2021	2020
Accrued expenses	$1,113	$1,536
Accrued compensation	1,761	668
Income taxes payable	645	644
Other	—	139
	$3,519	$2,987

Due to Officer

During fiscal year 2020, the Company settled total outstanding balance due to Steve Saleen, the Company’s founder and Chief Executive Officer, for $500. Amounts due to Mr. Saleen included advances made to the Company and accrued compensation. The advances were non-interest bearing, with no formal terms of repayment.

Significant Concentrations

For fiscal year 2021, revenues from two product customers and one service customer represented 18%, 15% and 12% of total revenue, respectively. For fiscal year 2020, revenues from one service customer represented 61% of total revenue.

The Company utilizes automobile platform vehicles for its Signature Cars from their manufacturers including Ford and Tesla and generally receive the base vehicle platforms directly from their dealers. The Company enter into sourcing agreements with individual car dealerships but do not have supply agreements with the manufacturers. Accordingly, the Company’s supply of base vehicle platforms may be limited to the allocation allotted from its source dealerships.

F-16

Note 5 – Debt

Our debt consisted of the following (in thousands):

	March 31,
	2021	2020
Paycheck protection program loan, due February 2026	$895	$—
Small business administration loan, due August 2050	153	—
Unsecured convertible note, past due	149	139
Other	78	82
Total debt	1,275	221
Less: amounts due within one year	(227)	(221)
Long-term debt	$1,048	$—

2020 Paycheck Protection Program Loan

On April 16, 2020, the Company entered into the 2020 PPP Loan with a principal amount of $899 through Union Bank under the PPP administered by the SBA and established as part of the CARES Act. The PPP Loan bears interest at 1.0% per annum and matures on April 16, 2022 with the interest and principal payments deferred to the date that SBA remits the borrower’s loan forgiveness amount to the lender. The amount borrowed under the 2020 PPP Loan is guaranteed by the SBA and is eligible for forgiveness in an amount equal to the sum of the eligible costs, including payroll, benefits, rent and utilities, incurred by the Company during the 24-week period beginning on the date the Company received the proceeds. The 2020 PPP Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the 2020 PPP Loan. In January 2021, the full amount outstanding was forgiven resulting in a gain of $899 included in other income, net in the consolidated statements of operations. Non-cash financing activities involving debt resulted in a gain on forgiveness of debt of $899 for fiscal year 2021.

2021 Paycheck Protection Program Loan

On February 25, 2021, the Company entered into the 2021 PPP Loan with a principal amount of $894 through Union Bank under the PPP administered by the SBA and established as part of the CARES Act. The 2021 PPP Loan bears interest at 1.0% per annum and matures on February 25, 2026 with the interest and principal payments deferred to the date that SBA remits the borrower’s loan forgiveness amount to the lender. The amount borrowed under the 2021 PPP Loan is guaranteed by the SBA and is eligible for forgiveness in an amount equal to the sum of the eligible costs, including payroll, benefits, rent and utilities, incurred by the Company during the 24-week period beginning on the date the Company received the proceeds. The 2021 PPP Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the 2021 PPP Loan.

Small Business Administration Loan

On August 18, 2020, the Company entered into the SBA Loan with a principal amount of $150 with the SBA. The SBA Loan bears interest at 3.75% per annum and matures on August 18, 2050 with the first 11 months of interest and principal payments deferred. The SBA Loan is secured by substantially all the assets of the Company. The SBA Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the SBA Loan.

Unsecured Convertible Note

As of March 31, 2021 and 2020, there was an unsecured convertible promissory note the Company entered on March 28, 2014 (“Convertible Note”) with an aggregate outstanding principal and accrued interest of $149. The Convertible Note bears interest at 7.0% per annum, was due on March 28, 2017, and is currently in default. The Convertible Note is convertible into common stock at a conversion rate of $1.2 per share, and the Company is currently in process of settling the Convertible Note by conversion.

F-17

Contractual Maturities of Debt Obligations

The aggregate contractual maturities of all borrowings due subsequent to March 31, 2021, are as follows (in thousands):

Fiscal Year	Amounts
2022	$227
2023	-
2024	-
2025	-
2026	895
Thereafter	153
Total	$1,275

Note 6 – Leases

The Company has lease arrangements for certain equipment and facilities.

Lease costs associated with fixed payments on its operating leases were $0.7 million each for fiscal years 2021 and 2020. For fiscal years 2021 and 2020, the Company made $0.7 million and $0.6 million of fixed cash payments related to operating leases. Non-cash activities involving ROU assets obtained in exchanges for lease liabilities of $0.2 million for fiscal year 2020 represents the impact of adopting the new lease standard in the first quarter of fiscal year 2020.

Supplemental balance sheet information related to leases was as follows (in thousands):

	March 31,
	2021	2020
Assets:
Right-of-use assets	$3,380	$3,709
Lease liabilities:
Other current liabilities	$330	$281
Operating lease liabilities	3,269	3,599
Total operating lease liabilities	$3,599	$3,880

The following table includes supplemental information:

	March 31,
	2021	2020
Weighted Average Remaining Lease Term
Operating lease	6.8 years	7.8 years
Weighted Average Discount Rate
Operating lease	10.0%	10.0%

F-18

Maturities of lease liabilities as of March 31, 2021 are as follows (in thousands):

Fiscal Year	Amounts
2022	$676
2023	696
2024	717
2025	738
2026	760
Thereafter	1,452
Total lease payments	5,039
Less: imputed interest	(1,440)
Total	$3,599

In response to the impact of the COVID-19 pandemic on the Company’s operations, beginning April 1, 2020, the Company suspended the payment of rent and did not make lease payments under its existing lease agreements for one of its two facility leases. During the suspension of payments, the Company continued to recognize expenses and liabilities for lease obligations and corresponding lease assets on the consolidated balance sheet in accordance with the new lease standard. The related unpaid rents are accrued in accounts payable on the consolidated balance sheets.

Note 7 – Commitments and Contingencies

Litigation and Claims

The Company is involved in certain legal proceedings that arise from time to time in the ordinary course of business. The Company is currently a party to several legal proceedings related to claims for payment that are currently accrued for in the Company’s financial statements as other current liabilities or accounts payable. The Company accrues for matters when losses are deemed probable and estimable. Legal expenses associated with the contingency are expensed as incurred. The Company is not currently involved in any legal proceedings that could potentially have a material impact on the consolidated financial statements.

Note 8 – Income Taxes

The provision for income taxes consisted of the following (in thousands):

	Year Ended March 31,
	2021	2020
Current
Federal	$—	$629
State	1	57
Total current	1	686
Deferred
Federal	(518)	187
State	81	7
Total deferred	(437)	194
Provision for income taxes	$(436)	$880

F-19

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets and liabilities are as follows (in thousands):

	Year Ended March 31,
	2021	2020
Deferred tax assets
Operating loss carryforward	$1,389	$3,535
Lease liability	1,007	1,086
Reserve and allowances	689	548
Other	99	52
Total deferred tax assets	3,184	5,221
Less: valuation allowance	(2,238)	(4,183)
Total deferred tax assets, net	946	1,038
Deferred tax liabilities
Right-of-use assets	(946)	(1,038)
Intangible assets	(55)	(28)
Total deferred tax liabilities	(1,001)	(1,066)
Net deferred tax liabilities	$(55)	$(28)

The net deferred tax liability as of March 31, 2021 and 2020 principally relates to tax amortization of intangibles that have an indefinite reversal period for book purposes, also known as a “naked credit deferred tax liability,” that cannot be considered as a source of income to recover the deferred tax asset. This deferred tax liability relates to the Company’s asset acquisition of indefinite lived intangible assets for the S7 supercars purchase which for tax purposes will be amortized over a 15-year period.

The Company evaluates whether a valuation allowance should be established against the Company’s deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. In making such judgments, significant weight is given to evidence that can be objectively verified. As of March 31, 2021 and 2020, a valuation allowance of $2,238 and $4,183, respectively.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to future realization of available deferred tax assets. As of the fiscal year ended March 31, 2021, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carryforwards, reserves and allowances, and lease liabilities, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

Internal Revenue Code of 1986, as amended (“IRC”) Section 382 (“§382”) limits the use of NOL and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In general, if the Company experience a greater than 50% aggregate change in ownership over a 3-year period, the Company is subject to an annual limitation under IRC §382 on the utilization of the Company’s pre-change NOL carryforwards. California and other states have similar laws. The annual limitation generally is determined by multiplying the value of the Company’s stock at the time of such ownership change (subject to certain adjustments) by the applicable long-term exempt rate. Such limitations may result in expiration of a portion of the NOL carryforwards before utilization. The Company has currently recorded an uncertain tax position due to the Company’s filing of their March 31, 2019 and 2020 tax returns which may have used NOL’s that should have been limited by §382. The Company has recorded an uncertain tax position liability of $288 and $716 as of March 31, 2021 and 2020, respectively on the accompanying balance sheet as income tax payable. The uncertain tax position includes accrued interest and penalties of $70 and $165 as of March 31, 2021 and 2020, respectively on the accompanying balance sheet as income tax payable. As of March 31, 2021, we had (i) $4,050 of federal NOL carryforwards, of which $4,050 will expire from 2024 through 2027, and (ii) $7,713 of state NOL carryforwards, which begin to expire in 2029. These federal and state NOL carryforwards disclosed do not contain NOLs that may be limited due to §382 which the Company is still in the process of evaluating the potential limitation.

The Company files income tax returns with federal and state jurisdictions. The Company is no longer subject to Internal Revenue Service (“IRS”) or state examinations for periods prior to March 31, 2016, although certain carryforward attributes that were generated prior to 2016 may still be adjusted by the IRS.

F-20

The Company includes interest and penalties related to uncertain tax positions within the provision for income taxes. As of March 31, 2021, the Company had no unrecognized tax benefits that would significantly change in the next 12 months.

Note 9 – Stockholders’ Deficit

Preferred Stock

Our authorized capital stock includes 2,000 shares of preferred stock, with a par value of $0.001 per share.

Series A Preferred Stock and Series A-1 Preferred stock

In March 2017, the Company’s Board of Directors approved Certificates of Designation of the Series A Preferred Stock and Series A-1 Preferred Stock (“Certificates of Designation”) designating 500 shares each of preferred stock as Series A Preferred Stock and Series A-1 Preferred Stock for a total of 1,000. These preferred shares setting forth the rights, preferences, and limitations of the Preferred Stocks. The Company filed the Certificates of Designation with the Secretary of State of the State of Nevada on March 24, 2017. As of March 31, 2021 and 2020, there were no shares of Series A Preferred Stock and Series A-1 Preferred Stock issued and outstanding.

Series B Preferred Stock

In August 2018, the Company filed a Certificate of Designation designating 1,000 shares of preferred stock as Series B Preferred Stock. The Series B Preferred Stock is convertible at the option of the holder into 1,000 common shares per one share of Series B Preferred Stock. The Series B Preferred Stock provides for liquidation and dividend rights on an as-if-converted basis into equivalent common shares. The Series B Preferred Stockholders have voting rights with the common shareholders on an as-if-converted basis. The holders of Series B Preferred Stock have the right, voting as a separate class, following a “Change of Control,” as defined, to elect a majority of the members of the Company’s Board of Directors and to remove from office such directors and to fill any vacancy caused by the resignation, death, or removal of such directors.

Warrants

As of March 31, 2021 and 2020, there were outstanding warrants to purchase an aggregate of 1.7 million shares of the Company’s common stock with a weighted-average exercise price of $0.62 per share and weighted-average remaining contractual life of 0.62 years. During fiscal year 2021 and 2020, there was no warrant activity.

Note 10 – Stock-Based Compensation

In December 2013, the Company’s Board of Directors approved the 2013 Omnibus Incentive Plan (the “2013 Plan”), which is administered by the Board of Directors, or a committee thereof (the “Administrator”) as set forth in the 2013 Plan. The 2013 Plan provides for broad-based equity grants to the Company’s employees, directors (including non-employee directors), advisors and consultants. Subject to certain adjustments, as of March 31, 2021, the Company are authorized to issue up to 14,153 shares of its common stock pursuant to awards granted under the 2013 Plan.

Stock Options

Grants under the 2013 Plan vest and expire based on periods determined by the Administrator, but in no event can the expiration date be later than 10 years from the date of grant (five years after the date of grant if the grant is an incentive stock option to a participant who owns more than 10% of the total combined voting power of all classes of capital stock). As of March 31, 2021, there were outstanding stock options to purchase an aggregate of 2,602 shares of common stock with a weighted-average exercise price of $104, weighted-average remaining contractual life of 3.5 years and insignificant average intrinsic value. During fiscal years 2021 and 2020, there was no stock option activity, and during fiscal years 2021 and 2020, the Company incurred no stock-based compensation expenses. As of March 31, 2021, the Company had no unearned stock-based compensation, which the Company expects to recognize in the future.

F-21

Note 11 – Subsequent Events

Management has evaluated all events and transactions that occurred from March 31, 2021 through the date of issuance of these consolidated financial statements. During this period, the Company did not have any significant subsequent events, except as disclosed below:

W-Net Loan

On May 28, 2021, the Company entered into a secured note purchase agreement with an aggregate principal amount of $0.3 million with W-Net Fund I, L.P., a related party (“W-Net Loan”), which the Company may request a draw from time to time up to the principal amount through the maturity date of November 28, 2021. Through August 2021, the Company made draws in the aggregate principal amounts of $0.3 million. All outstanding principal and accrued interests under the W-Net Loan are due on the maturity date. The W-Net Loan bears interest at 12% per annum and is secured by automobiles. The W-Net Loan contains mandatory prepayments after the receipt of any proceeds from the sale of the Company’s equity securities or Saleen S1 automobiles. The W-Net Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the W-Net Loan.

Certitude Note

On July 13, 2021, the Company issued a promissory note in the amount of $0.2 million to Certitude Trust (“Certitude Note”) in connection with a litigation settlement. The Certitude Note bears interest at 6% per annum and is due on July 13, 2022, or upon completion of an equity financing during fiscal year 2022.

Reorganization

On August 25, 2021, the Company filed a form 15-12G with the Securities and Exchange Commission (“SEC”) Termination of Filer Status form. Previously to the form filing, the Company had failed to timely file several SEC required filings, and therefore was not in compliance with SEC rules and regulations. The Company is no longer required to file form 10-Q and 10-K under regulation D of the SEC code. The Company’s main reason for filing this form was to de-list as a Nevada Corporation and to eventually re-list as Delaware Corporation under an SEC Regulation A filing. The Company has amended our certificate of incorporation and changed our state of incorporation to Delaware effective August 25, 2021.

F-22

PART III

INDEX TO EXHIBITS

1	Posting agreement

2.1	Certificate of Incorporation

2.2	Bylaws

3.1	Certificate of Designation of the Series B Preferred Stock

4	Form of subscription agreement

6.1	Employment Agreement of Steve Saleen

6.2	Employment Agreement for Michael Roe

6.3	Equity Incentive Plan 2021

6.4	Certitude Trust Promissory Note **

6.5	Note Purchase Agreement W-Net **

6.6	Trademark License Agreement dated as of October 15, 2016, between Saleen Automotive, Inc. and Molexiel, Inc.***

6.7	Assignment and License Agreement dated May 23, 2013, between Saleen Automotive, Inc. and Steve Saleen #

6.8	S7 Supercar Agreement dated May 31, 2019 ##

7.1	Merger Agreement

8.1	Escrow Agreement

11	Auditor Consent

12	Validity opinion of CrowdCheck Law LLP *

* To be filed by amendment

** Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

*** Incorporated by reference from Saleen Automotive, Inc. (NV) Form 10-12G/A filed April 9, 2019.

# Incorporated by reference from Saleen Automotive, Inc. (NV) Form 8-K filed May 30, 2013.

## Incorporated by reference from Saleen Automotive, Inc. (NV) Form 8-K filed June 27, 2019.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Corona, California, on December 21, 2021.

Saleen Automotive, Inc.

By:	/s/ Steve Saleen
Steve Saleen
Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steve Saleen	Chief Executive Officer and Director	December 21, 2021
Steve Saleen	(Principal Executive Officer)

/s/ Michael Roe	Chief Financial Officer	December 21, 2021
Michael Roe	(Principal Financial and Accounting Officer)

/s/ Dennis Hartmann	Director	December 21, 2021
Dennis Hartmann

/s/ Dennis Dougherty	Director	December 21, 2021
Dennis Dougherty

/s/ Ed DeFrank	Director	December 21, 2021
Ed DeFrank

/s/ Neil Hannemann	Director	December 21, 2021
Neil Hannemann

/s/ Patrick “Ed” Lamb	Director	December 21, 2021
Patrick “Ed” Lamb

/s/ Michael Deschenes	Director	December 21, 2021
Michael Deschenes

46